SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549


RECEIVED
JAN 2 4 2002
316
WASH, D.C.
SECTION

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 under
the Securities Exchange Act of 1934

For the month of January 2002 Commission File Number 1-8481

BCE Inc.
(Translation of Registrant's name into English)

1000, rue de La Gauchetière Ouest, Bureau 3700, Montréal, Québec H3B 4Y7, (514) 397-7000
(Address of principal executive offices)

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F_____ Form 40-F__X__

Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes_____ No__X__

If "Yes" is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b): 82-_____.

This report on Form 6-K is not incorporated by reference into the registration statements filed by BCE Inc. with the Securities and Exchange Commission under Form F-3 on June 15, 2000 (Registration No. 333-12130), under Form S-8 filed October 16, 2000 (Registration No. 333-12780), under Form S-8 filed November 1, 2000 (Registration No. 333-12802) and under Form S-8 filed November 1, 2000 (Registration No. 333-12804). Notwithstanding any reference to BCE's Web site on the World Wide Web in the documents attached hereto, the information contained in BCE's site or any other site on the World Wide Web referred to in BCE's site is not a part of this Form 6-K and, therefore, is not filed with the Securities and Exchange Commission.


BCE
Bell Canada
Enterprises

News Release

For immediate release

BCE ANNOUNCES FOURTH QUARTER AND YEAR-END RESULTS

Q4 2001: revenue up 8.5% – EBITDA up 5% – Cash baseline earnings $321 million
Year-end 2001: revenue up 9% – EBITDA up 7% – Cash baseline earnings $1,270 million

Montréal (Québec), January 23, 2002 — For the fourth quarter of 2001, BCE reported total revenue of $5.7 billion, an 8.5% increase over pro forma[1] revenue and an 18% increase over statutory revenue in Q4 2000. EBITDA[1] for the quarter was $1.9 billion, up 5% compared with pro forma EBITDA and up 9% compared with statutory EBITDA for the same period last year. Fourth-quarter cash baseline earnings[1] were $321 million ($0.40 per common share) compared with pro forma cash baseline earnings of $314 million ($0.39 per common share) for the same quarter in 2000.

After baseline adjustments of $(647) million, which include $347 million in restructuring and other charges at Bell Canada, the net loss applicable to common shares for the fourth quarter was $326 million ($0.40 per common share). (For details on baseline adjustments, see chart entitled "Baseline Adjustments to Net Earnings".)

"Our financial results are in line with expectations, and, we believe, our 2001 performance in many areas place BCE as a front runner within our North American peer group," said Jean C. Monty, Chairman and CEO of BCE Inc. "The company's growth was led by strong subscriber additions in our key drivers — wireless, high-speed Internet and satellite television. More than 2 million customer connections were added last year — a 10% growth overall. The year also saw an increase in cross-company initiatives, the most visible demonstrations of which were the 15 convergence products that were introduced through the efforts of Bell, Bell Globemedia and BCE Emergis."

OPERATIONAL HIGHLIGHTS

	Q4 2001	Total year
Sympatico High-Speed (DSL)	132,000 net activations	757,000 subscribers
Wireless	274,000 net activations	3,460,000 subscribers
Bell ExpressVu (DTH)	139,000 net activations	1,069,000 subscribers
Bell's data revenue	16% growth	22% growth
Bell Globemedia revenue	2% growth	3% growth
BCE Teleglobe revenue	4% growth	3% growth
BCE Emergis revenue	28% growth	40% growth

"In 2002, we will continue to focus on our growth initiatives balanced by disciplined financial management and productivity improvements," Mr. Monty said. "The strength of our brands, the intrinsic value our services bring our customers and our ability to innovate and compete will continue to drive our leadership position."

---

[1] The terms proforma, EBITDA and cash baseline earnings are defined later in this release.

Year-end results

For the year 2001, total revenue was $21.7 billion up 9% over pro forma revenue of 2000 and a 25% increase over statutory revenue in 2000. EBITDA was $7.5 billion in 2001 up 7% compared with pro forma EBITDA of 2000 and a 10% increase over 2000 statutory EBITDA. Cash baseline earnings were $1.3 billion ($1.57 per common share) in 2001 compared with pro forma cash baseline earnings of $1.1 billion ($1.31 per common share) for the previous year.

After baseline adjustments of ($811) million, net income applicable to common shares for the complete year was $459 million ($0.57 per common share). (These adjustments are explained in the chart entitled "Baseline Adjustments to Net Earnings".)

Outlook

For the first quarter of 2002, BCE expects revenue in the $5.1 billion to $5.4 billion range; EBITDA in the $1.75 billion to $2.0 billion range and net earnings per share (before non-recurring items) in the $0.37 to $0.40 range.

RESULTS BY BUSINESS GROUP (unaudited)

BCE's activities include: Bell Canada (Canadian connectivity), Bell Globemedia (content), BCE Teleglobe (global connectivity) and BCE Emergis (commerce). BCE Ventures consists of other BCE investments.

	(C$ in millions, except per share amounts)					
	Fourth Quarter			**Twelve Months**		
For the period ended December 31	**2001 Statutory**	2000 Pro forma	2000 Statutory	**2001 Statutory**	2000 Pro forma	2000 Statutory
Revenue						
Bell Canada	**4,562**	4,176	4,176	**17,254**	15,800	15,800
Bell Globemedia	**354**	348	85	**1,203**	1,171	98
BCE Teleglobe	**526**	506	326	**2,065**	2,013	326
BCE Emergis	**181**	141	141	**656**	468	468
BCE Ventures	**498**	358	358	**1,670**	1,429	1,402
Corporate, Intercompany eliminations, and Other	**(373)**	(231)	(216)	**(1,137)**	(890)	(662)
Total revenue	**5,748**	5,298	4,870	**21,711**	19,991	17,432
Cash baseline earnings						
Bell Canada	**269**	243	243	**1,157**	1,072	1,072
Bell Globemedia	**14**	14	17	**7**	8	22
BCE Teleglobe[1]	**(7)**	(8)	(21)	**(70)**	(145)	(20)
BCE Emergis	**9**	10	10	**38**	16	16
BCE Ventures	**8**	19	19	**19**	52	52
Corporate, Intercompany eliminations, and Other	**28**	36	37	**119**	59	86
Cash baseline earnings applicable to common shares	**321**	314	305	**1,270**	1,062	1,228
Cash baseline earnings per common share	**0.40**	0.39	0.41	**1.57**	1.31	1.83
Cash baseline earnings applicable to common shares	**321**	314	305	**1,270**	1,062	1,228
Baseline adjustments	**(647)**	n.m.	(336)	**(811)**	n.m.	3,554
Net earnings applicable to common shares	**(326)**	n.m.	(31)	**459**	n.m.	4,782
Net earnings per common share	**(0.40)**	n.m.	(0.04)	**0.57**	n.m.	7.43

[1] In 2001, cash baseline earnings of BCE Teleglobe consist of the results of the Teleglobe Communications group. In 2000, however, cash baseline earnings also included Teleglobe Marine's results and interest expense on Excel's debt that will not be assumed by the purchaser, which in 2001 are presented in BCE Ventures.

FOURTH QUARTER REVIEW (Q4 2001 vs Q4 2000, unless indicated)

BELL CANADA (Canadian Connectivity)
The Bell Canada segment includes Bell Canada, Aliant, Bell ExpressVu and Bell Canada's interests in other Canadian telcos.

- Revenue overall in the fourth quarter was up 9% to $4.6 billion due to higher revenues across most product lines. Local and access services revenues were up 7% at $1.7 billion. Long distance services revenue decreased by 7% to $647 million due to lower rates. Data revenue increased 16% to $990 million.
- DSL High-Speed Internet additions were 132,000 in the fourth quarter for a year-end total of 757,000, 125% over the end of last year.
- Wireless revenue was up 17% to $493 million due primarily to strong growth in cellular and PCS subscribers. In the quarter, there were 274,000 net additions to reach 3.5 million subscribers. Including paging subscribers, BCE now serves 4.2 million wireless customers.
- Bell ExpressVu had revenue of $133 million in the quarter, a 36% increase compared with the same period last year. Net activations were 139,000, bringing the total customer base to 1.1 million. Year-over-year, the number of ExpressVu subscribers grew by 48 %. Bell ExpressVu is now Canada's fourth largest broadcast distributor of television content.
- Bell Canada's EBITDA grew 4% in the fourth quarter to $1.7 billion. Excluding Bell ExpressVu, EBITDA was $1.8 billion.
- During the quarter, Bell Canada recorded charges of $347 million after-tax, which include $124 million for restructuring at Bell, $22 million for restructuring at Aliant and a write-down of $201 million relating mainly to wireless capital assets (analog and paging networks and IBTS PCS stations).

BELL GLOBEMEDIA (Content)
Bell Globemedia includes CTV, The Globe and Mail and Bell Globemedia Interactive.

- Bell Globemedia revenue was $354 million in the quarter compared with revenue of $348 million for the same period last year. Advertising revenue was $263 million in the quarter essentially flat compared to the fourth quarter of 2000.
- Advertising represented 74 % of total revenue, subscriptions 19% and production 7%.
- EBITDA was $43 million in the fourth quarter compared with $69 million for the same period last year.
- During the quarter, the Bell Globemedia group of interactive properties became the second most popular destination in Canada, in terms of unique visitors.
- During the year, Bell Globemedia added television stations in Montreal and Winnipeg to the CTV family, took 100% ownership in ROBTV, Canada's only all-business television network, and launched subscription-based Internet services TSNMAX and GlobeInvestorGOLD to leverage the strengths and reach of its existing media properties.

BCE TELEGLOBE (Global Connectivity)
BCE Teleglobe refers to the Teleglobe Communications group.

- BCE Teleglobe's revenue was $526 million in the fourth quarter, up 4% over the same period last year and a 7% increase compared with the previous quarter of 2001 due to higher voice revenues.
- Data and hosting revenue was $153 million compared with $158 million in the fourth quarter of 2000 and $139 million in the previous quarter.
- Voice revenue was $373 million compared with $348 million in the fourth quarter of 2000 and $352 million in the previous quarter.
- EBITDA increased by 25% in the fourth quarter over the same quarter in 2000 to reach $35 million. The increase in EBITDA is mainly attributable to BCE Teleglobe's cost control initiatives. EBITDA in the previous quarter was $38 million.
- In the quarter, BCE Teleglobe recorded a $49 million after-tax charge mainly related to the write-down of certain assets.
- Effective today, Teleglobe will operate under the name BCE Teleglobe.
- One of the company's thrusts going forward will be to develop closer working relationships with other BCE companies, particularly Bell Canada. The companies will explore opportunities, in areas such as network operations and IS/IT, to share capabilities and further reduce costs to improve BCE Teleglobe's competitiveness.

BCE EMERGIS (Commerce)

- BCE Emergis' revenue reached $181 million in the quarter, up 28% compared with the same period in 2000 with all three business units — Canadian, U.S. and eHealth Solutions units — achieving strong results.
- EBITDA was $35 million in the quarter, up 46% compared with the fourth quarter of 2000.
- Year-to-date, 41% of BCE Emergis' total revenue originated from its U.S. operations.
- The company signed new contracts with BCE Teleglobe and with the Workplace Safety and Insurance Board in Ontario, the third largest workers compensation board in North America.

BCE VENTURES (Other Investments)
BCE Ventures includes the activities of BCI, CGI, Telesat and other investments.

- BCE Ventures' revenue was $498 million in the quarter, up 39% compared with the same period of 2000, due mainly to higher revenues at CGI and higher revenue contribution from certain BCI companies.
- EBITDA was $117 million in the quarter compared with $58 million in the fourth quarter of 2000, mainly as a result of higher revenues.
- On December 12, BCE announced that it intends to treat BCI as a discontinued operation as of the first quarter of 2002.
- BCI recently completed a rights offering in which BCE invested $392 million, considerably less than the anticipated amount of $440 million.

OTHER

Bell Canada's reported revenue was $3.8 billion in the fourth quarter compared with $3.5 billion in the same quarter of 2000. Net earnings applicable to common shares were $(96) million in the quarter compared with $321 million for the same period last year. For 2001, revenue was $14.3 billion compared with $13.2 billion in 2000. Net earnings applicable to common shares were $1.4 billion in 2001 compared with $1.3 billion for 2000.

Teleglobe Inc.'s reported revenue was US $326 million in the fourth quarter, flat compared with the fourth quarter of 2000. Net loss applicable to common shares was US $110 million in the quarter compared with US $394 million for the same period in 2000. For 2001, revenue was US $1.3 billion, flat compared with 2000 revenue. Net loss applicable to common shares was $2 billion in 2001 compared with a loss of $1.1 billion for 2000.

Baseline Adjustments to Net Earnings

Reconciliation of reported earnings	**Three months**		**Twelve Months**	
For the period ended December 31	**2001**	2000	**2001**	2000
Cash baseline earnings to common shares	**321**	305	**1,270**	1,228
Bell Canada				
Restructuring and other charges	**(347)**	–	**(461)**	–
Goodwill expense	**(17)**	(19)	**(70)**	(86)
Other	**(5)**	(22)	**63**	(19)
Bell Globemedia				
Goodwill expense	**(37)**	(33)	**(145)**	(100)
Other	**(2)**	–	**(12)**	–
BCE Teleglobe				
Goodwill expense	**(102)**	(60)	**(411)**	(60)
Restructuring and other charges	**(49)**	(6)	**(126)**	(37)
Discontinued operations – ORBCOMM	**–**	–	**–**	(80)
BCE Emergis				
Goodwill expense	**(75)**	(79)	**(322)**	(214)
Other	**21**	5	**3**	(11)
BCE Ventures				
Discontinued operations – Excel	**–**	(6)	**(2,116)**	(19)
Bell Canada International	**(47)**	(97)	**(268)**	185
Goodwill expense	**(3)**	(5)	**(22)**	(25)
Other	**18**	18	**210**	(3)
Corporate				
Gain on sale of Nortel Networks shares and settlement of short-term forward contracts	**–**	–	**2,901**	–
Discontinued operations – Nortel Networks	**–**	–	**–**	4,055
Other	**(2)**	(32)	**(35)**	(32)
Baseline adjustments	**(647)**	(336)	**(811)**	(3,554)
Reported earnings applicable to common shares	**(326)**	(31)	**459**	4,782

DEFINITIONS

Cash baseline earnings, EBITDA and pro forma results do not have a standardized meaning prescribed by Canadian Generally Accepted Accounting Principles (GAAP) and therefore may not be comparable to similar measures presented by other publicly traded companies.

BCE uses EBITDA and cash baseline earnings, which are non-GAAP measures, to assess the operating performance of its on-going businesses. Moreover, BCE has reported pro forma 2000 results in addition to statutory 2000 results, to reflect specific, significant transactions on a complete year basis.

Effective in the first quarter of 2002, BCE will no longer report on a cash baseline earnings basis.

Cash baseline earnings represent net earnings applicable to common shares after baseline adjustments. Baseline adjustments include (on an after-tax basis) BCE's share of: net gains on disposal of investments; discontinued operations; restructuring and other charges; goodwill expense; results of Bell Canada International Inc. (BCI); gains on reduction of ownership in subsidiary and significantly influenced companies; and amortization of purchased in-process research and development expense. Each of the items listed above were excluded because they were considered to be of a non-operational nature.

EBITDA is defined as earnings before interest, taxes, depreciation and amortization, as well as any non-recurring items (i.e. revenues less operating expenses).

Pro forma results reported by BCE adjust BCE's statutory 2000 results to give effect to the following transactions (as of January 1, 2000): the acquisition of Teleglobe Inc. in November 2000, the acquisition of CTV in April 2000 (consolidated starting December 2000) and the acquisition of The Globe and Mail and Globe Interactive in January 2001.

BCE is Canada's largest communications company. It has 23 million customer connections through the wireline, wireless, data/Internet and satellite services it provides, largely under the Bell brand. BCE leverages those connections with extensive content creation capabilities through Bell Globemedia which features some of the strongest brands in the industry — CTV, Canada's leading private broadcaster, The Globe and Mail, Canada's National Newspaper and Sympatico-Lycos, the leading Canadian Internet portal. As well, BCE has extensive e-commerce capabilities provided under the BCE Emergis brand and serves international customers through BCE Teleglobe, a global connectivity, content distribution and Internet hosting company. BCE shares are listed in Canada, the United States and Europe.

—30—

Supplementary financial information is available in the "Investors" section of BCE's Web site at www.bce.ca.

BCE's fourth quarter 2001 conference call with analysts is scheduled for 8:30 a.m. Eastern time today. You may participate by phone, dial (416) 695-5801 or via an audio webcast from our Web site at www.bce.ca.
A replay of the conference call with analysts can be heard between 12:00 p.m. Eastern time Wednesday, January 23 and 12:00 p.m. Eastern time Wednesday, January 30. To access the replay facility, dial (416) 695-5800 - access code: 973048. The audio webcast will also be archived over the same period on BCE's Web site.

CAUTION CONCERNING FORWARD-LOOKING STATEMENTS

Certain statements made in this press release, including, but not limited to, the financial guidance appearing under the "Outlook" section, and other statements that are not historical facts, are forward-looking and are subject to important risks, uncertainties and assumptions. The results or events predicted in these forward-looking statements may differ materially from actual results or events. These statements do not reflect the potential impact of any mergers, acquisitions, other business combinations or divestitures that may be announced or completed after the date hereof.

Other factors which could cause results or events to differ materially from current expectations include, among other things: the duration and extent of the current economic downturn; current negative trends in global market and economic conditions which impact the demand for, and costs of, products and services; the financial condition and credit risk of customers and uncertainties regarding collectibility of receivables; the rate of decline of prices for data and voice services; uncertainty as to whether BCE Inc.'s strategies (including its convergence, billing and bundling strategies) will yield the expected benefits, synergies and growth prospects; the intensity of competitive activity, and its resulting impact on the ability to retain existing, and attract new, customers, and the consequent impact on pricing strategies, revenues and network capacity; the level of expenditures necessary to expand operations, increase the number of customers, provide new services, build and update networks and maintain or improve quality of service; the availability and cost of capital required to fund capital and other expenditures; the ability to dispose of or monetize assets; the ability to increase revenues from business segments other than voice services (such as data and Internet services); loss, and delays in deployment, of network capacity or other interruption in service resulting from the failure by key suppliers to continue to provide to BCE Teleglobe network capacity; the Internet economy growing at a slower pace than is currently anticipated; the ability to deploy new technologies and offer new products and services rapidly and achieve market acceptance thereof; stock market volatility; the availability of, and ability to retain, key personnel; the impact of adverse changes in laws or regulations or of adverse regulatory initiatives or proceedings; the impact of the CRTC's decision concerning the review of the price caps regime for local services expected early in 2002; the final outcome of pending or future litigation; BCI and Telecom Américas completing their currently proposed recapitalization transactions and reorganization, respectively; BCI's ability to meet its ongoing financial obligations as they become due; and the risk that the transaction for the sale of the North American operations of Excel to VarTec Telecom will not close.

For additional information with respect to certain of these and other factors, see the Safe Harbor Notice Concerning Forward-Looking Statements dated December 12, 2001 filed by BCE Inc. under Form 6-K with the U.S. Securities and Exchange Commission and with the Canadian securities commissions. The forward-looking statements contained in this press release represent BCE Inc.'s expectations as of January 23, 2002 and, accordingly, are subject to change after such date. However, BCE Inc. disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

For further information:

Don Doucette
Communications
(514) 786-3924

Isabelle Morin
Investor Relations
(514) 786-3845

BCE Inc.
Consolidated
Financial Statements

Fourth Quarter 2001

Consolidated Statements of Operations (unaudited)

($ millions, except per share amounts)

For the period ended December 31	Three months 2001	2000	Twelve months 2001	2000
Operating revenues	**5,748**	4,870	**21,711**	17,432
Operating expenses	**(3,857)**	(3,132)	**(14,244)**	(10,646)
Amortization expense	**(1,188)**	(1,093)	**(4,691)**	(3,631)
Net benefit plans credit	**30**	29	**121**	109
Restructuring and other charges (Note 2)	**(808)**	-	**(1,177)**	-
Operating income (loss)	**(75)**	674	**1,720**	3,264
Other income (expense) (Note 3)	**73**	90	**3,854**	(189)
Earnings (loss) from continuing operations before the under-noted items	**(2)**	764	**5,574**	3,075
Interest expense - long-term debt	**(309)**	(324)	**(1,205)**	(1,003)
- other debt	**(97)**	(26)	**(362)**	(258)
Total interest expense	**(406)**	(350)	**(1,567)**	(1,261)
Earnings (loss) from continuing operations before income taxes and non-controlling interest	**(408)**	414	**4,007**	1,814
Income taxes	**45**	(353)	**(1,556)**	(1,323)
Non-controlling interest	**51**	(39)	**(32)**	(179)
Earnings (loss) from continuing operations	**(312)**	22	**2,419**	312
Discontinued operations (Note 4)	**-**	(35)	**(1,896)**	4,549
Net earnings (loss)	**(312)**	(13)	**523**	4,861
Dividends on preferred shares	**(14)**	(18)	**(64)**	(79)
Net earnings (loss) applicable to common shares	**(326)**	(31)	**459**	4,782
Net earnings (loss) per common share - basic (Note 5)				
Continuing operations	**(0.40)**	0.01	**2.92**	0.35
Net earnings (loss)	**(0.40)**	(0.04)	**0.57**	7.43
Net earnings (loss) per common share - diluted (Note 5)				
Continuing operations	**(0.40)**	-	**2.89**	0.32
Net earnings (loss)	**(0.40)**	(0.05)	**0.56**	7.04
Dividends per common share	**0.30**	0.30	**1.20**	1.24
Average number of common shares outstanding (millions)	**808.5**	746.1	**807.9**	670.0

Consolidated Statements of Retained Earnings (unaudited)

($ millions)

For the period ended December 31	Three months 2001	2000	Twelve months 2001	2000
Balance at beginning of period	**1,456**	2,006	**1,521**	7,894
Net earnings (loss)	**(312)**	(13)	**523**	4,861
Dividends - Preferred shares	**(14)**	(18)	**(64)**	(79)
- Common shares	**(242)**	(243)	**(969)**	(849)
- Distribution of Nortel Networks common shares	**-**	-	**-**	(10,114)
	(256)	(261)	**(1,033)**	(11,042)
Premium on redemption of common shares	**-**	(216)	**(108)**	(216)
Other	**15**	5	**-**	24
Balance at end of period	**903**	1,521	**903**	1,521

Consolidated Balance Sheets (unaudited)

	December 31 2001	($ millions) December 31 2000
ASSETS		
Current assets		
Cash and cash equivalents [1]	**569**	260
Accounts receivable	**4,118**	4,344
Other current assets	**1,213**	2,096
Total current assets	**5,900**	6,700
Investments in significantly influenced and other companies	**1,106**	1,648
Capital assets	**26,599**	22,301
Future income taxes	**1,004**	1,117
Deferred charges and other assets	**3,651**	3,313
Goodwill	**16,075**	16,304
Total assets	**54,335**	51,383
LIABILITIES		
Current liabilities		
Accounts payable and accrued liabilities	**5,792**	5,486
Income and other taxes payable	**681**	144
Debt due within one year	**4,942**	5,884
Total current liabilities	**11,415**	11,514
Long-term debt	**15,182**	14,044
Future income taxes	**924**	715
Other long-term liabilities	**4,129**	3,885
Total liabilities	**31,650**	30,158
Non-controlling interest	**5,695**	3,764
SHAREHOLDERS' EQUITY		
Preferred shares	**1,300**	1,300
Common shareholders' equity		
Common shares [2]	**13,827**	13,833
Contributed surplus [3]	**980**	985
Retained earnings	**903**	1,521
Currency translation adjustment	**(20)**	(178)
Total common shareholders' equity	**15,690**	16,161
Total shareholders' equity	**16,990**	17,461
Total liabilities and shareholders' equity	**54,335**	51,383

[1] Cash and cash equivalents include $233 million of restricted cash. This amount represents BCE's share of Telecom Américas Ltd. (Telecom Américas) cash used by it to collaterallize short-term bank loans of certain of its subsidiaries.

[2] At December 31, 2001, 808,514,211 (809,861,531 at December 31, 2000) BCE Inc. common sharês and 18,527,376 (9,114,695 at December 31, 2000) BCE Inc. stock options were outstanding. The stock options were issued under BCE's Long-Term Incentive Stock Option Programs and are exercisable on a one-for-one basis for common shares of BCE Inc. Additionally, as a result of the acquisition of Teleglobe Inc. on November 1, 2000, Teleglobe Inc. stock option holders will receive, upon exercise of their stock options, 0.91 of a BCE Inc. common share for each Teleglobe Inc. stock option held. At December 31, 2001, the Teleglobe Inc. stock options outstanding were exercisable into 10,204,966 BCE Inc. common shares (18,934,537 at December 31, 2000).

[3] In 2001, the Corporation purchased and cancelled 4.5 million of its common shares for an aggregate price of $191 million.

Consolidated Statements of Cash Flows (unaudited)

($ millions)

For the period ended December 31	Three months 2001	Three months 2000	Twelve months 2001	Twelve months 2000
Cash flows from operating activities				
Earnings (loss) from continuing operations	**(312)**	22	**2,419**	312
Adjustments to reconcile earnings (loss) from continuing operations to cash flows from operating activities:				
Amortization expense	**1,188**	1,093	**4,691**	3,631
Restructuring and other charges	**649**	-	**963**	-
Gains on reduction of ownership in subsidiaries and joint ventures	**(40)**	55	**(306)**	1,168
Net gains on disposal of investments	**(21)**	(56)	**(3,658)**	(1,091)
Future income taxes	**125**	(89)	**498**	(139)
Other items	**(243)**	15	**(508)**	(93)
Change in non-cash working capital components	**831**	(618)	**546**	(1,473)
	2,177	422	**4,645**	2,315
Cash flows from investing activities				
Capital expenditures	**(2,308)**	(1,607)	**(7,396)**	(4,118)
Investments	**(168)**	(259)	**(1,165)**	(4,674)
Divestitures	**141**	250	**4,961**	717
Other items	**(96)**	(269)	**246**	(209)
	(2,431)	(1,885)	**(3,354)**	(8,284)
Cash flows from financing activities				
Dividends paid on common and preferred shares	**(256)**	(261)	**(1,033)**	(928)
Dividends paid by subsidiaries to non-controlling interest	**(92)**	-	**(385)**	(260)
Increase (decrease) of notes payable and bank advances	**(227)**	1,536	**(2,098)**	3,481
Issue of long-term debt	**361**	1,098	**2,607**	2,593
Repayment of long-term debt	**(205)**	(564)	**(1,582)**	(1,636)
Redemption of preferred shares by subsidiaries	**-**	(295)	**(471)**	(295)
Issue of common shares	**5**	5	**71**	36
Purchase of common shares for cancellation	**-**	(384)	**(191)**	(384)
Issue of common shares, preferred shares, convertible debentures and equity-settled notes by subsidiaries to non-controlling interest	**89**	189	**1,460**	568
Other items	**55**	26	**62**	87
	(270)	1,350	**(1,560)**	3,262
Effect of exchange rate changes on cash and cash equivalents	**13**	(56)	**7**	(69)
Cash used in continuing operations	**(511)**	(169)	**(262)**	(2,776)
Cash (used in) provided by discontinued operations	**(8)**	(79)	**571**	641
Net (decrease) increase in cash and cash equivalents	**(519)**	(248)	**309**	(2,135)
Cash and cash equivalents at beginning of period	**1,088**	508	**260**	2,395
Cash and cash equivalents at end of period	**569**	260	**569**	260

Segmented Information (unaudited)

($ millions)

For the period ended December 31	Three months 2001	Three months 2000	Twelve months 2001	Twelve months 2000
Operating revenues				
Bell Canada	**4,562**	4,176	**17,254**	15,800
Bell Globemedia	**354**	85	**1,203**	98
Teleglobe	**526**	326	**2,065**	326
BCE Emergis	**181**	141	**656**	468
BCE Ventures	**498**	358	**1,670**	1,402
Corporate and other, including intercompany eliminations	**(373)**	(216)	**(1,137)**	(662)
Total operating revenues	**5,748**	4,870	**21,711**	17,432
Earnings (loss) from continuing operations				
Bell Canada	**(100)**	204	**689**	994
Bell Globemedia	**(25)**	(16)	**(150)**	(78)
Teleglobe	**(158)**	(186)	**(607)**	(241)
BCE Emergis	**(45)**	(64)	**(281)**	(209)
BCE Ventures	**(24)**	(13)	**(281)**	(361)
Corporate and other, including intercompany eliminations	**40**	97	**3,049**	207
Total earnings (loss) from continuing operations	**(312)**	22	**2,419**	312

Notes to the Consolidated Financial Statements (unaudited)

These interim consolidated financial statements should be read in conjunction with the consolidated financial statements for the year ended December 31, 2000, as set out on pages 36 to 60 of BCE Inc.'s (BCE) 2000 Annual Report.

Note 1. Significant accounting policies
The interim consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles, using the same accounting policies as outlined in Note 1 of the consolidated financial statements for the year ended December 31, 2000, except as noted below. All amounts are in Canadian dollars, except where otherwise indicated. Certain comparative figures in the consolidated financial statements have been reclassified to conform to the current period presentation.

Effective January 1, 2001, BCE adopted the revised recommendations of the Canadian Institute of Chartered Accountants (CICA) Handbook section 3500, *Earnings Per Share (EPS).* The revised Handbook section requires the presentation of both basic and diluted EPS on the face of the income statement regardless of the materiality of the difference between them. In addition, the treasury stock method is used to compute the dilutive effect of options, warrants and similar instruments as opposed to the previously used imputed earnings approach. The section also requires that a reconciliation of the calculation of the basic and diluted EPS computations be disclosed. The revised recommendations were applied retroactively with restatement of prior periods.

In 2001, BCE also adopted the new recommendations of the CICA Handbook section 1751, *Interim Financial Statements*, which changes the requirements for the presentation and disclosure of interim financial statements and the accompanying notes.

The CICA recently issued new Handbook Sections 1581, Business Combinations, and 3062, Goodwill and Other Intangible Assets. Effective July 1, 2001, the standards require that all business combinations be accounted for using the purchase method. Goodwill resulting from business acquisitions on or after July 1, 2001 is not being amortized. Additionally, effective January 1, 2002, goodwill and intangible assets with an indefinite life will no longer be amortized to earnings and will be assessed for impairment on an annual basis in accordance with the new standards, including a transitional impairment test whereby any resulting impairment will be charged to opening retained earnings. BCE's management is currently evaluating the impact of the adoption of the new standards, and although it is likely that the transitional impairment test will result in a significant impairment charge, BCE's management has not yet completed the assessment of the quantitative impact on its financial statements.

In addition, the CICA recently issued amendments to Handbook Section 1650, Foreign Currency Translation. Effective January 1, 2002, the standards require that all unrealized translation gains and losses on assets and liabilities denominated in foreign currencies be included in earnings for the year, including gains and losses on long-term monetary assets and liabilities, such as long-term debt, which were previously deferred and amortized on a straight-line basis over the remaining lives of the related items. These amendments will be applied retroactively with restatement of prior periods. At December 31, 2001, included in Other long-term assets was $271 million relating to unrealized foreign currency losses.

The CICA also recently issued new Handbook Section 3870, Stock-based compensation and other stock-based payments. This Section establishes standards for the recognition, measurement and disclosure of stock-based compensation and other stock-based payments made in exchange for goods and services and applies to transactions, including non-reciprocal transactions, in which an enterprise grants shares of common stock, stock options, or other equity instruments, or incurs liabilities based on the price of common stock or other equity instruments. This Section sets out a fair value based method of accounting and is required for certain stock-based transactions, effective January 1, 2002 and applied to awards granted on or after that date. BCE's management is currently evaluating the impact of the adoption of the new standard, and therefore has not yet assessed the impact on its financial statements.

Notes to the Consolidated Financial Statements (unaudited) (Continued)

Note 2. Restructuring and other charges

Bell Canada recorded a pre-tax charge of $736 million (BCE's share is $347 million on an after tax basis) in the fourth quarter of 2001, representing restructuring and other charges of $345 million and $391 million, respectively. The restructuring charge is related to employee severance, including enhanced pension benefits and other directly related employee costs, for approximately 2,800 employees, which resulted primarily from a decision to streamline certain management, clerical, line and other support functions. The restructuring program is expected to be substantially completed by the first half of 2002. At December 31, 2001, the remaining unpaid balance of this restructuring provision relating to employee severance and other directly related employee costs was $177 million. Other charges consisted primarily of the write-off of wireless (Bell Mobility) capital assets relating mainly to the analog and paging networks and PCS base stations.

Teleglobe recorded a pre-tax charge of $198 million (BCE's share is $126 million on an after tax basis) in 2001, representing restructuring and other charges related to the closing of certain facilities and network costs, employee severance and other related employee costs, for approximately 450 employees, which resulted primarily from a decision to restructure portions of its business due to changing international market conditions, as well as a write-down of certain assets. The restructuring program was substantially completed by December 2001. At December 31, 2001, the remaining unpaid balance of this restructuring provision was $52 million.

Bell Canada recorded a pre-tax charge of $239 million (BCE's share is $114 million on an after tax basis) in the first quarter of 2001, representing restructuring and other charges related to employee severance, including enhanced pension benefits and other directly related employee costs, for approximately 1,900 employees, which resulted primarily from a decision to streamline support functions, and the write-off of certain assets. The restructuring program was substantially completed by December 2001. At December 31, 2001, the remaining unpaid balance of this restructuring provision was $47 million.

Note 3. Other income (expense)

In September 2001, Bell Canada International Inc. (BCI) provided for a $149 million (US $94 million) loss relating to a put option that may potentially require BCI to repurchase a third party's indirect stake in Comunicación Celular S.A. Comcel S.A.

Included in Other income (expense) are gains on the reduction of ownership in subsidiaries and joint ventures in the amount of $306 million in 2001 ($40 million in the fourth quarter), resulting primarily from the issuance of shares to third parties relating to business acquisitions and public offerings at CGI, Aliant, BCI and BCE Emergis.

BCE recorded a gain of approximately $3.7 billion in 2001, relating to the settlement of short-term forward contracts on approximately 47.9 million Nortel Networks Corporation common shares as well as the sale of an equivalent number of Nortel Networks common shares. These transactions resulted in total proceeds of approximately $4.4 billion.

Note 4. Discontinued operations

	Three months		Twelve months	
For the period ended December 31 ($ millions)	**2001**	2000	**2001**	2000
Excel Communications group (Excel)	**-**	(20)	**(2,115)**	(33)
BCI Latin American CLECs and Asia Mobile segments	**-**	(15)	**219**	607
Nortel Networks	**-**	-	**-**	4,055
ORBCOMM Global, L.P.	**-**	-	**-**	(80)
Discontinued operations	**-**	(35)	**(1,896)**	4,549

Notes to the Consolidated Financial Statements (unaudited) (Continued)

Note 4. Discontinued operations (continued)

Excel provides retail telecommunications services such as long distance, paging and Internet services to residential and business customers in North America and the U.K. On August 26, 2001, Teleglobe Inc. and certain of its subsidiaries entered into definitive agreements for the sale of Excel's North American operations to an affiliate of VarTec Telecom, Inc. (VarTec). The U.K. operations, which are not part of the transaction, were shut down during the year. Consequently, the results of Excel have been reported as a discontinued operation. The gross proceeds, estimated at approximately US $250 million, are based on Excel's actual 2001 financial results and will be paid in the form of unsecured five-year interest-bearing promissory notes. After accounting for the discount provision on the notes receivable, closure costs of the U.K. operations, transaction costs, estimated operating losses up to the expected date of disposal and related items, the disposal of Excel will not result in any significant gain or loss. The sale is subject to regulatory and other approvals and is expected to be completed by the end of the first quarter of 2002. The results of operations of Excel include an impairment charge of $2,049 million, recorded in the first quarter of 2001, after completion of an assessment of the carrying value of BCE's investment in Excel. The assets of Excel were written down to their estimated net recoverable amount, which was determined using the undiscounted net future cash flows to be generated by these assets. The primary factor contributing to the impairment is a lower than expected operating profit due to a reduction in Excel's forecasted minute volumes and average revenue per minute that are expected to continue in the foreseeable future.

Effective February 23, 2001, BCI sold its 20% equity interest in KG Telecommunications Co. Ltd. (KG Telecom) for an aggregate cash consideration of approximately $785 million. KG Telecom represented BCI's last remaining operation in its Asia Mobile business segment. Additionally, effective March 31, 2001, BCI adopted a formal plan of disposal for all of its operations in its Latin American Competitive Local Exchange Carriers (CLECs) business segment, composed of Axtel S.A. de C.V. and the Vésper companies. Consequently, the results of these segments have been reported as discontinued operations. In September 2001, BCI wrote off its carrying value of $86 million in the Vésper companies.

Amounts included in the consolidated balance sheets relating to discontinued operations are as follows:

($ millions)	**December 31 2001**	December 31 2000
Current assets	**605**	700
Non-current assets	**737**	3,569
Current liabilities	**(528)**	(902)
Non-current liabilities	**(251)**	(639)
Net assets of discontinued operations	**563**	2,728

The summarized statements of operations for the discontinued operations are as follows:

($ millions)	**Three months**		**Twelve months**	
For the period ended December 31	**2001**	2000	**2001**	2000
Revenue	**349**	-	**1,324**	347
Operating earnings (loss) from discontinued operations, net of tax	**-**	(61)	**(2,234)**	3,692
Gain (loss) on discontinued operations, net of tax	**-**	45	**416**	1,076
Non-controlling interest	**-**	(19)	**(78)**	(219)
Net earnings (loss) from discontinued operations	**-**	(35)	**(1,896)**	4,549

Notes to the Consolidated Financial Statements (unaudited) (Continued)

Note 5. Earnings per share
The following is a reconciliation of the numerators and the denominators of the basic and diluted earnings per common share computations for earnings from continuing operations:

	Three months		Twelve months	
For the period ended December 31	**2001**	2000	**2001**	2000
Earnings (loss) from continuing operations (numerator) ($ millions)				
Earnings (loss) from continuing operations	**(312)**	22	**2,419**	312
Dividends on preferred shares	**(14)**	(18)	**(64)**	(79)
Earnings (loss) from continuing operations - basic	**(326)**	4	**2,355**	233
Exercise of put options by CGI shareholders	**-** [1]	(5)	**2**	(19)
Earnings (loss) from continuing operations - diluted	**(326)**	(1)	**2,357**	214
Weighted average number of common shares outstanding (denominator) (millions)				
Weighted average number of common shares outstanding - basic	**808.5**	746.1	**807.9**	670.0
Exercise of stock options	**-** [1]	2.9	**4.4**	2.3
Exercise of put options by CGI shareholders	**-** [1]	3.8	**5.6**	3.8
Weighted average number of common shares outstanding - diluted	**808.5**	752.8	**817.9**	676.1

[1] Anti-dilutive

Note 6. Business acquisitions and dispositions
Bell Globemedia
In December 2001, Bell Globemedia Inc. (Bell Globemedia) acquired 29.9% of The Comedy Network for approximately $36 million, bringing its total interest in the Comedy Network to 95.0%. In November 2001, Bell Globemedia completed the acquisition of Report on Business Tv from affiliates of The Thomson Corporation, pursuant to a previous agreement, for which Bell Globemedia had recorded an amount receivable of $60 million on its balance sheet, with the effective purchase price amounting to $61 million. Effective September 1, 2001, Bell Globemedia completed the acquisitions of CFCF-TV and CKY-TV, two CTV affiliated television stations in Montreal and Winnipeg, respectively, for a total aggregate cash consideration of approximately $183 million. The acquisitions were accounted for using the purchase method. The preliminary allocation of the total aggregate purchase price was to tangible assets for $45 million, tangible liabilities for $42 million (including $34 million of benefits and other costs payable on the acquisition) and goodwill and other intangible assets for $277 million.

In November 2001, Bell Globemedia completed the sale of its 40% interest in Sportsnet for a total cash consideration of approximately $138 million. No gain or loss was recognized on the sale.

On January 9, 2001, Bell Globemedia, a Canadian multi-media company in the fields of broadcasting, print and new media, was created. BCE owns 70.1% of Bell Globemedia that includes CTV, The Globe and Mail, Globe Interactive and Sympatico-Lycos. BCE transferred its interests in CTV, Sympatico-Lycos and other miscellaneous media interests to Bell Globemedia. This transaction was accounted for at fair value resulting in the recognition of a $33 million gain on reduction of ownership in subsidiary companies. The acquisition of The Globe and Mail and Globe Interactive was accounted for using the purchase method. The allocation of the purchase price was to tangible assets for $172 million, tangible liabilities for $63 million and goodwill for $668 million.

Notes to the Consolidated Financial Statements (unaudited) (Continued)

Note 6. Business acquisitions and dispositions (continued)

Teleglobe Inc.

On November 1, 2000, BCE completed the acquisition of substantially all of the outstanding common shares that it did not already own of Teleglobe Inc. Teleglobe Inc. is a global telecommunications carrier providing a broad range of international and domestic long distance and wireless telecommunications services including Internet connectivity, Internet access, data transmission, broadcast, voice, paging services and other value-added services on a wholesale and retail, residential and commercial basis. The aggregate purchase price of $ 7.4 billion was comprised of $240 million in cash and $7.2 billion in BCE Inc. common shares (approximately 174 million common shares were issued at $41.20 per BCE Inc. common share, which reflected the average of the high and low of the market value of the shares on November 1, 2000). The acquisition was accounted for using the purchase method. The purchase price allocation relating to the acquisition was finalized in the first quarter of 2001, and was to tangible assets for $3.7 billion, tangible liabilities for $4.4 billion and goodwill for $8.1 billion. As a result of the finalization of the purchase price allocation and the finalization of the fiscal 2000 year-end financial statements of Teleglobe Inc., BCE recorded a charge of $60 million relating to its share of asset write-downs and one-time charges recorded by Teleglobe Inc. in the fourth quarter of 2000.

BCE Ventures

On July 27, 2001, CGI acquired all of the outstanding common shares of IMRglobal Corp. (IMRglobal), for a total consideration of $553 million, on the basis of 1.5974 Class A subordinate share of CGI for each IMRglobal common share. The acquisition was accounted for using the purchase method. The preliminary allocation of the total purchase price was to tangible assets for $36 million (including working capital), tangible liabilities for $62 million and goodwill and other intangible assets for $579 million.

On April 9, 2001, Telecom Américas, a joint venture of BCI (BCI currently holds a 41.7% interest in Telecom Américas), closed its agreement to acquire a 100% interest in Tess S.A. (Tess), one of two B Band cellular companies operating in the Brazilian state of São Paulo, for a total consideration of approximately US $950 million ($1,480 million, of which $617 million represents BCI's proportionate interest). The consideration consisted of US $319 million in cash and US $631 million in notes payable, which had a fair value of US $571 million, making the effective purchase price US $890 million. The acquisition of Tess was accounted for using the purchase method. The preliminary allocation of BCI's proportionate interest of the purchase price of $617 million was to tangible assets for $793 million, tangible liabilities for $638 million and goodwill and other intangible assets for $462 million.

On March 27, 2001, Telecom Américas invested $470 million in Algar Telecom Leste S.A (ATL), increasing Telecom Américas' total economic ownership in ATL from 50% to 59%. Consequently, the accounting for ATL was changed from proportionate consolidation to full consolidation as of that date. As a result of this transaction, BCI indirectly invested $208 million in ATL and increased its effective economic interest from 22.1% to 26.1%. The acquisition of ATL was accounted for using the purchase method. The preliminary allocation of BCI's proportionate interest of the purchase price was to tangible assets for $483 million, tangible liabilities for $360 million and goodwill and other intangible assets for $85 million.

On March 13, 2001, Telecom Américas announced a number of agreements that will collectively result in the acquisition of an approximate additional 65% economic interest in the Brazilian cellular companies Telet S.A. (Telet) and Americel S.A. (Americel) (increasing Telecom Américas' economic interest to approximately 81% in both companies) for an aggregate purchase price of approximately US $580 million. At December 31, 2001, Telecom Américas had purchased an additional 60% interest in Telet and Americel for approximately US $528 million.

Notes to the Consolidated Financial Statements (unaudited) (Continued)

Note 7. BCE's commitment and support to the BCI Recapitalization Plan

On December 3, 2001, BCI announced a recapitalization plan which should enable the company to meet its short term funding commitments, as well as a complementary plan that will result in the reorganization of Telecom Américas, into a company focused on the Brazilian mobile wireless market. On January 11, 2002, BCI closed its rights offering for total gross proceeds of $440 million, in connection with its recapitalization plan. The public shareholders exercised 42% of the rights offered to them, with BCE funding the remaining balance of $392 million. Also included in the recapitalization plan is a settlement of approximately $478 million in obligations through the issuance of common shares (excluding the settlement of a put option obligation, as described in Note 3). BCE's percentage ownership in BCI after the settlement date of February 15, 2002 is expected to be diluted to approximately 62%, subject to further dilution upon settlement of the put obligation.


BCE
Bell Canada
Enterprises

Investor Briefing

January 23, 2002

Fourth Quarter 2001 (Unaudited)

This supplement to the press release announcing BCE's Quarterly results is intended to provide, on a timely basis, information of interest to the investment community.

Consolidated Financial Statements for the fourth quarter of 2001 for BCE are available on BCE's web site at www.bce.ca.

This material is presented for information only, and should not be construed as a solicitation to invest in any securities of BCE Inc.

For further information, please contact:

Isabelle Morin, Director
(514) 786-3845
i.morin@bell.ca

George Walker, Director
(514) 870-2488
george.walker@bell.ca

BCE Reports Fourth Quarter Results

BCE delivers 8.5% revenue growth and impressive growth in its key business drivers

- BCE today reported consolidated revenues for the quarter which grew 8.5% to reach $5.7 billion compared to proforma[1] revenues of $5.3 billion for the fourth quarter of 2000. This growth was driven by strong performance from BCE's new service areas as evidenced by revenue increases of 16% in Bell Canada's data services, 17% in wireless, 36% at Bell ExpressVu and 29% at BCE Emergis.
- Consolidated EBITDA[1] was up 5% to $1.9B compared to $1.8B for the same period last year. The achievement of over $470 million in productivity improvements allowed BCE to continue investing in new service areas such as wireless, high speed Internet access and satellite television.
- Cash baseline earnings[1] of $321 million and cash baseline earnings per share of $0.40 for the fourth quarter of 2001 were in line with guidance.
- Restructuring and other charges of $398 million (net of tax) were incurred this quarter. These charges, primarily at Bell Canada, related mainly to costs associated with previously announced workforce reductions at Bell and Aliant, as well as the write-off of certain wireless analog and paging networks.
- BCE's fourth quarter net loss applicable to common shares was $326 million compared to a net loss of $31 million for the same period last year, primarily due to these restructuring and other charges.


Revenues
$M
$5,298
$5,748
Q4 00
Proforma
Q4 01


EBITDA
$M
$1,800
$1,891
Q4 00
Proforma
Q4 01


Cash baseline earnings
per share
$0.39
$0.40
Q4 00
Proforma
Q4 01

[1] The terms cash baseline earnings, EBITDA and proforma used herein do not have a standardized meaning prescribed by Canadian Generally Accepted Accounting Principles and therefore may not be comparable to similar measures presented by other issuers. These terms are defined on page 18.

Certain sections of this document contain forward-looking statements with respect to BCE and its subsidiaries. These forward-looking statements, by their nature, necessarily involve risks and uncertainties that could cause actual results to differ materially from those contemplated by the forward-looking statements. Factors which could cause actual results or events to differ materially from current expectations are discussed on page 21 under "CAUTIONARY STATEMENT CONCERNING FORWARD-LOOKING STATEMENTS".

Wireless Growth


Wireless Net Subscriber Additions
(000's)
186
144
98
103
88
76
58
56
53
48
Q4 00
Q1 01
Q2 01
Q3 01
Q4 01
Prepaid adds
Postpaid adds

Canada's largest wireless carrier surpasses 4 million customers

Growth

- Net activations for the fourth quarter were 274,000, with 68% of the total coming from postpaid customer additions. At year end, cellular and PCS subscribers reached 3,460,000, up 25% over last year. Including paging subscribers, BCE now serves 4.2 million wireless customers.

- At December 31, 2001, 72% of cellular and PCS subscribers were on postpaid rate plans. Of the total activations this quarter, 79% were digital, leading to a 52% digital subscriber base at the end of the quarter.

- Strong growth in cellular and PCS subscribers and the continued focus on postpaid activations led to wireless service revenues of $493 million, up 17% from the fourth quarter of 2000.

- ARPU for the fourth quarter was $46 per month compared to $48 in the same quarter last year. Postpaid ARPU of $59 for the quarter declined only slightly from $60 in the same quarter last year, reflecting strong price discipline by BCE despite significant pressure from competitors.

Industry Leading Churn

- BCE maintained its industry leading churn below 2% for the seventh consecutive quarter, reflecting BCE's continued commitment to quality service and product innovation. Although postpaid churn of 1.8% for the fourth quarter was higher than the previous quarter, it includes the impact of disconnecting some 20,000 slow or non-paying accounts. Prepaid churn decreased to 1.6% compared to 1.8% in the fourth quarter of 2000.


Wireless ARPU
($/month)
49
48
47
46
45
44
43
42
41
48
44
46
49
46
Q4 00
Q1 01
Q2 01
Q3 01
Q4 01

National Expansion

- During the fourth quarter, Bell Mobility continued its network build in western Canada. At the end of the fourth quarter there were over 350 points of presence in Alberta and B.C., including a total of 19 Bell World locations and numerous outlets at 5 major retailers.

Wireless Data

- Bell Mobility mobile browser hits totaled 81 million, nearly double that of the third quarter of this year. Wireless data users grew some 24% over the previous quarter to 802,000. Bell Mobility continues to maintain and strengthen its industry leader status in service innovation and the number of wireless data applications and services available to its customers.

- The 1xRTT market launch for corporate customers occurred in the fourth quarter. Selected customers experienced first hand the benefits of CDMA 1xRTT technology with a new suite of devices and mobile applications.

- "Millionaire on Wireless", a convergence product exclusive to Bell Mobility, drove 1 million mobile browser hits per week since its launch in September.

Data Growth



Bell Canada
Data Revenues
($M)
1000
900
800
700
600
500
400
300
200
100
0
854
810
878
881
990
Q400
Q101
Q2 01
Q3 01
Q4 01

Data

Data growth despite economic weakness

Bell Canada

- Bell Canada data revenues for the fourth quarter were $990M, up 16% from last year and 12% from the previous quarter reflecting continued growth in IP broadband, Internet and e-commerce services.

- Data revenues represented 22% of Bell Canada's total revenues this quarter, up slightly over Q3 of this year.



BCE Teleglobe
Data and Hosting Revenues
($M)
180
160
140
120
100
80
60
40
20
0
158
153
168
139
153
Q4 00
Q1 01
Q2 01
Q3 01
Q4 01

BCE Teleglobe

- BCE Teleglobe data and hosting revenues strengthened over the quarter coming in at $153 million, up 10% from Q3 of this year.

DSL



DSL High Speed Internet
Subscribers
(000's)
800
700
600
500
400
300
200
100
0
336
466
529
625
757
Q400
Q101
Q2 01
Q3 01
Q4 01

High Speed Internet subscribers grow by 132,000

- At year-end, total DSL subscribers stood at 757,000, surpassing the year-end target of 670,000. Compared to last quarter, the customer base grew by over 21% and was up 125% over the close of Q4 2000.

- Of the 132,000 net adds for the quarter, 115,000 related to consumer DSL services, 11,000 business and 6,000 wholesale.

- Net adds for Bell Canada's Sympatico High Speed Edition (SHSE) in Ontario and Quebec were the highest ever, at 107,000. This led to a customer base of 591,000, an increase of 22% over last quarter and an increase of 124% compared to year-end 2000.

Self-installation rates continue to improve

- Self-installation for SHSE averaged 94% this quarter, well above the 74% experienced last quarter.

Footprint

- At year-end, 71% of homes and business lines passed in Bell Canada territory were eligible for DSL-based services, exceeding the DSL availability levels of the US RBOCs.

Satellite Television Growth


Bell ExpressVu Subscribers
(000's)
1200
1000
800
600
400
200
0
722
796
847
930
1,069
Q4 00
Q1 01
Q2 01
Q3 01
Q4 01


Mix of Net Additions
57%
43%
67%
33%
Q4 00
Q4 01
Urban
Rural

Customer base exceeds target of 1 million

- Bell ExpressVu ended the year with fourth quarter revenues of $133M, 36% higher than the same period last year driven by exceptional growth in its subscriber base.
- The fourth quarter marked a new milestone for Bell ExpressVu with record-breaking net activations of 139,000 bringing its subscriber base to 1,069,000. Compared to year-end 2000, Bell ExpressVu's subscriber base grew by 48%.
- With this scale of operations, Bell ExpressVu is now EBITDA positive on a pre-subscriber acquisition cost (SAC) basis.
- Fourth quarter churn of 2.1% was stable compared to the prior year's quarter while annualized churn of 10.3% decreased from 2000 and remains favourable compared to U.S satellite TV providers whose churn rates are in the 15% range.
- After four years in operation, Bell ExpressVu has established itself as Canada's leading satellite TV company, with an estimated 60% share of the satellite TV market and is now the country's fourth largest broadcast distributor of television content.

Urban customer growth

- Sixty-seven percent of the fourth quarter net additions came from urban areas, primarily serviced by cable companies. This compares to 57% in the fourth quarter of last year. By year end, Bell ExpressVu's urban base of customers represented 56% of total subscribers.

Cost Management

Productivity initiatives implemented across BCE


Bell Canada
Cumulative Productivity Gains
($M)
500
400
300
200
100
0
123
225
335
470
Q1 01
Q2 01
Q3 01
Q4 01

- Driving productivity within the BCE group continued to be a key focus in Q4. These initiatives not only contribute to EBITDA margins, but also give BCE the ability to continue investing in the future growth drivers of the business.
- Bell Canada's productivity target of $450 was surpassed, coming in at $470 million.
- Key programs leading to the savings included process efficiency initiatives in call centres, installation and network provisioning, supply chain management improvements and streamlining of management operations.
- These initiatives led to savings in costs of acquisition, customer servicing and overhead support.
- During the quarter, Teleglobe and CTV concluded their workforce reorganizations, which are projected to result in future annualized savings of $80 million and $7 million respectively.
- Going forward, productivity gains will continue to be a priority, with $600-650 million of total cost savings targeted for the BCE group in 2002.

Content


Revenue Mix
74%
21%
5%
77%
18%
5%
Q4 00
Q4 01
TV
Print
Interactive

Market leadership at CTV and The Globe and Mail; Interactive properties 2nd most popular in Canada

- The economic downturn continued to impact the content segment with year over year comparisons particularly challenging given the strong economy in 2000. Conventional television ad revenues increased 2% over Q4 2000 as a result of the acquisition of CFCF and CKY. Specialty channel advertising was strong, up some 14% over Q4 2000.
- While advertising revenues for the Globe and Mail declined 15% from last year's fourth quarter, the company benefited from lower newsprint costs and was successful in managing variable costs to mitigate its revenue decline and maintain a profitable quarter.
- Interactive ad revenues continued to show strength this quarter, increasing 25% over Q4 2000.
- *Subscriber revenues showed solid growth at 10% compared with Q4 2000 as a result* of subscriber growth from satellite TV providers.

Market Leadership

- According to data recently released by the Audit Bureau of Circulation, The Globe and Mail remains Canada's number one national newspaper, with a total average paid circulation lead of 15% over The National Post.
- Based on Neilson's fourth quarter ratings for the conventional and specialty markets, CTV continues to lead Global, with a 14.4% market share.
- During the quarter, the Bell Globemedia Interactive group of properties became the second most popular in Canada in terms of unique visitors behind MSN and surpassing America Online (AOL). Bell Globemedia Interactive web sites are the first choice for Canadian advertisers with an estimated 30% market share of interactive advertising revenues.

Industry Consolidation

- CTV recently announced the purchase of the minority interest in The Comedy Network it did not already own, allowing CTV to integrate and control the Comedy Network, one of the more popular specialty channels.
- In January, CTV also announced the sale of its 12% interest in History Television for $20 million.

E-Commerce

Bell Canada

- Bell Canada's e-commerce revenues totaled $44M for the quarter, a 300% increase over the same period in 2000, reflecting growth in e-business applications, hosting services, and the Government of Canada "Secure Channel" contract.

- BellZinc, Bell Canada's B2B portal, is the largest in Canada, with over 250,000 registered users and serving 25% of the addressable market. During the year, BellZinc launched eight new web based convergence services including Unified Messaging, Web Solutions, Trade Directory and Marketplace.

BCE Emergis

- BCE Emergis' revenues for the quarter were $181 million, 29% higher than the same period last year.

- By year-end, e-route, the B2B2C bill presentment service developed by BCE Emergis and implemented by 7 major Canadian banks, grew to serve 350,000 customers and 46 billers in production or in development.

- In October, BCE Emergis announced an agreement with Bank of America to offer BCE Emergis' electronic invoice presentment and payment (EIPP) service. This agreement positions BCE Emergis as the North American leader in B2B EIPP services within the financial services sector.

- In December, BCE Emergis announced an agreement with the Workplace Safety and Insurance Board (WSIB) of Ontario to provide a new web-enabled health claims approval and payment system. With over 300,000 claims and 4 million paper bills related to workplace safety and insurance benefits for injured workers annually, the WSIB is the largest payer of work related health claims in Canada, and among the largest in North America.

- Agreements between BCE Emergis and BCE Teleglobe were recently announced for the provision of advanced e-commerce services in the area of security and invoicing. BCE Emergis will upgrade BCE Teleglobe's advanced IPVPN product by adding a security application layer. In addition, BCE Teleglobe will be offering BCE Emergis' e-invoicing service to its global customer base.

Convergence

Convergence Products Launched

- During the fourth quarter, BCE delivered on its commitment to launch a variety of new convergence products by year-end, providing unique capabilities to both the consumer and business customer segments.
- For consumers, several of these products were developed based on content from Bell Globemedia and connectivity provided by Bell Canada, including, GlobeinvestorGOLD, Millionaire on Wireless, Degrassi: The Next Generation and TSNMAX.ca.
- For business customers, e-commerce related products were jointly developed by Bell Canada and BCE Emergis, including, SmartWeb, e-CRM, and e-Invoicer. Other products developed for the business market were developed based on content from Bell Globemedia and connectivity from Bell Canada including, Data Valet, Elevator News Network Alliance, and Web conferencing.
- BCE has a number of other convergence initiatives in the pipeline and plans to launch additional new convergence products in 2002.

Largest ever Canadian Media Convergence Deal Announced

- Bell Globemedia and M2 Universal, a media planning and buying service are partnering to launch a multimillion dollar advertising campaign for General Motors of Canada. "Road to Success" is a nine month campaign integrating Bell Globemedia's print, broadcast and on-line advertising properties to introduce the 2003 Cadillac product line.


BCE
Bell Canada
Enterprises

Results by Operating Group [1] [2]

(Millions of dollars, except where otherwise indicated)	Three months ended December 31 2001	Proforma 2000	% change	Twelve months ended December 31 2001	Proforma 2000	% change
Revenues						
Bell Canada						
Bell Canada Holdings	4,429	4,078	8.6%	16,780	15,495	8.3%
Bell ExpressVu	133	98	35.7%	474	305	55.4%
Total Bell Canada	4,562	4,176	9.2%	17,254	15,800	9.2%
Bell Globemedia	354	348	1.7%	1,203	1,171	2.7%
BCE Teleglobe	526	506	4.0%	2,065	2,013	2.6%
BCE Emergis	181	141	28.7%	656	468	40.2%
Corporate and other (including core intercompany eliminations)	(271)	(183)	(48.1%)	(783)	(694)	(12.8%)
Total core revenues	5,352	4,988	7.3%	20,395	18,758	8.7%
BCE Ventures [3]	498	358	39.1%	1,670	1,429	16.9%
Non-core intercompany eliminations	(102)	(48)	(112.5%)	(354)	(196)	(80.6%)
Revenues	5,748	5,298	8.5%	21,711	19,991	8.6%
EBITDA						
Bell Canada						
Bell Canada Holdings	1,774	1,702	4.2%	7,068	6,658	6.2%
Bell ExpressVu	(70)	(61)	(14.8%)	(192)	(138)	(39.1%)
Total Bell Canada	1,704	1,641	3.8%	6,876	6,520	5.5%
Bell Globemedia	43	69	(37.7%)	108	147	(26.5%)
BCE Teleglobe	35	28	25.0%	126	48	162.5%
BCE Emergis	35	24	46.7%	127	75	69.3%
Corporate and other (including core intercompany eliminations)	(29)	(20)	(45.0%)	(111)	(69)	(60.9%)
Total core EBITDA	1,788	1,742	2.6%	7,126	6,721	6.0%
BCE Ventures [3]	117	58	101.7%	390	255	52.9%
Non-core intercompany eliminations	(14)	-	N.M.	(48)	-	N.M.
EBITDA	1,891	1,800	5.1%	7,468	6,976	7.1%
Cash Baseline Earnings *						
Bell Canada						
Bell Canada Holdings [4]	331	297	11.4%	1,348	1,218	10.7%
Bell ExpressVu	(62)	(54)	(14.8%)	(191)	(146)	(30.8%)
Total Bell Canada	269	243	10.7%	1,157	1,072	7.9%
Bell Globemedia	14	14	0.0%	7	8	(12.5%)
BCE Teleglobe [4]	(7)	(8)	12.5%	(70)	(145)	51.7%
BCE Emergis	9	10	(10.0%)	38	16	137.5%
Corporate and other (including core intercompany eliminations)	29	36	(19.4%)	117	65	80.0%
Total core cash baseline earnings applicable to common shares	314	295	6.4%	1,249	1,016	22.9%
BCE Ventures [3]	8	19	(57.9%)	19	52	(63.5%)
Non-core intercompany eliminations	(1)	-	N.M.	2	(6)	N.M.
Cash baseline earnings applicable to common shares	321	314	2.2%	1,270	1,062	19.6%
Core cash baseline earnings per common share - $/sh	$ 0.39	$ 0.36	8.3%	$ 1.55	$ 1.25	24.0%
Cash baseline earnings per common share - $/sh	$ 0.40	$ 0.39	2.6%	$ 1.57	$ 1.31	19.8%
Average number of common shares outstanding (millions)	808.5	810.0		807.9	810.0	

Net (loss) earnings

	Three months ended December 31 Statutory 2001	Statutory 2000	% change	Twelve months ended December 31 Statutory 2001	Statutory 2000	% change
Net (loss) earnings applicable to common shares	(326)	(31)	N.M.	459	4,782	N.M.
Net (loss) earnings per common share	$ (0.40)	$ (0.04)	N.M.	$ 0.57	$ 7.14	N.M.
Average number of common shares outstanding (millions)	808.5	746.1		807.9	670.0	

N.M. : not meaningful

* For a reconciliation of reported earnings, please refer to page 18


BCE
Bell Canada
Enterprises

Selected Historical Information

(Millions of dollars, except where otherwise indicated)	Q4 01	Q3 01	Q2 01	Q1 01	Total 2001	Proforma Q4 00	Proforma Q3 00	Proforma Q2 00	Proforma Q1 00	Proforma Total 2000
Revenues										
Bell Canada										
Bell Canada Holdings	**4,429**	4,220	4,133	3,998	16,780	4,078	3,982	3,807	3,628	15,495
Bell ExpressVu	**133**	117	115	109	474	98	81	68	58	305
Total Bell Canada	**4,562**	4,337	4,248	4,107	17,254	4,176	4,063	3,875	3,686	15,800
Bell Globemedia	**354**	246	297	306	1,203	348	251	296	276	1,171
BCE Teleglobe	**526**	491	542	506	2,065	506	518	488	501	2,013
BCE Emergis	**181**	173	159	143	656	141	134	120	73	468
Corporate and other (including core intercompany eliminations)	**(271)**	(160)	(189)	(163)	(783)	(183)	(171)	(163)	(177)	(694)
Total core revenues	**5,352**	**5,087**	**5,057**	**4,899**	**20,395**	**4,988**	**4,795**	**4,616**	**4,359**	**18,758**
BCE Ventures [3]	**498**	412	431	329	1,670	358	337	357	377	1,429
Non-core intercompany eliminations	**(102)**	(120)	(98)	(34)	(354)	(48)	(43)	(55)	(50)	(196)
Revenues	**5,748**	**5,379**	**5,390**	**5,194**	**21,711**	**5,298**	**5,089**	**4,918**	**4,686**	**19,991**
EBITDA										
Bell Canada										
Bell Canada Holdings	1,774	1,863	1,753	1,678	7,068	1,702	1,768	1,632	1,556	6,658
Bell ExpressVu	(70)	(45)	(34)	(43)	(192)	(61)	(22)	(28)	(27)	(138)
Total Bell Canada	1,704	1,818	1,719	1,635	6,876	1,641	1,746	1,604	1,529	6,520
Bell Globemedia	43	(6)	41	30	108	69	(4)	54	28	147
BCE Teleglobe	35	38	24	29	126	28	19	(9)	10	48
BCE Emergis	35	35	31	26	127	24	26	20	5	75
Corporate and other	(29)	(31)	(29)	(22)	(111)	(20)	(16)	(9)	(24)	(69)
Total core EBITDA	**1,788**	**1,854**	**1,786**	**1,698**	**7,126**	**1,742**	**1,771**	**1,660**	**1,548**	**6,721**
BCE Ventures [3]	117	100	107	66	390	58	50	61	86	255
Non-core intercompany eliminations	(14)	(12)	(10)	(12)	(48)	-	-	-	-	-
EBITDA	**1,891**	**1,942**	**1,883**	**1,752**	**7,468**	**1,800**	**1,821**	**1,721**	**1,634**	**6,976**
Cash Baseline Earnings*										
Bell Canada										
Bell Canada Holdings [4]	**331**	355	346	316	1,348	297	354	296	271	1,218
Bell ExpressVu	**(62)**	(45)	(40)	(44)	(191)	(54)	(36)	(29)	(27)	(146)
Total Bell Canada	**269**	310	306	272	1,157	243	318	267	244	1,072
Bell Globemedia	**14**	(16)	6	3	7	14	(13)	10	(3)	8
BCE Teleglobe [4]	**(7)**	(14)	(46)	(3)	(70)	(8)	(42)	(47)	(48)	(145)
BCE Emergis	**9**	12	11	6	38	10	3	6	(3)	16
Corporate and other (including core intercompany eliminations)	**29**	35	32	21	117	36	11	10	8	65
Total core cash baseline earnings applicable to common shares	**314**	**327**	**309**	**299**	**1,249**	**295**	**277**	**246**	**198**	**1,016**
BCE Ventures [3]	**8**	(4)	3	12	19	19	13	5	15	52
Non-core intercompany eliminations	**(1)**	(1)	1	3	2	-	-	(2)	(4)	(6)
Cash baseline earnings applicable to common shares	**321**	**322**	**313**	**314**	**1,270**	**314**	**290**	**249**	**209**	**1,062**
Core cash baseline earnings per common share - $/sh	**$ 0.39**	**$ 0.40**	**$ 0.38**	**$ 0.37**	**$ 1.55**	**$ 0.36**	**$ 0.34**	**$ 0.30**	**$ 0.24**	**$ 1.25**
Cash baseline earnings per common share - $/sh	**$ 0.40**	**$ 0.40**	**$ 0.39**	**$ 0.38**	**$ 1.57**	**$ 0.39**	**$ 0.36**	**$ 0.31**	**$ 0.26**	**$ 1.31**
Average number of common shares outstanding (millions)	**808.5**	**807.9**	**807.4**	**808.1**	**807.9**	**810.0**	**810.0**	**810.0**	**810.0**	**810.0**

Net (loss) earnings

	Statutory Q4 01	Statutory Q3 01	Statutory Q2 01	Statutory Q1 01	Statutory Total 2001	Statutory Q4 00	Statutory Q3 00	Statutory Q2 00	Statutory Q1 00	Statutory Total 2000
Net (loss) earnings applicable to common shares	**(326)**	**(146)**	**(31)**	**962**	**459**	**(31)**	**640**	**24**	**4,149**	**4,782**
Net (loss) earnings per common share	**$ (0.40)**	**$ (0.18)**	**$ (0.04)**	**$ 1.19**	**$ 0.57**	**$ (0.04)**	**$ 0.99**	**$ 0.04**	**$ 6.44**	**$ 7.14**
Average number of common shares outstanding (millions)	**808.5**	**807.9**	**807.4**	**808.1**	**807.9**	**746.1**	**644.7**	**644.5**	**644.0**	**670.0**

* For a reconciliation of reported earnings, please refer to page 18

See accompanying notes on pages 19-20.


BCE
Bell Canada
Enterprises

Selected Financial Information

(Millions of dollars, except where otherwise indicated)

Proportionate EBITDA

	Number of common * shares owned by BCE (M)	BCE* Ownership %	Q4 01 ($M)	Q3 01 ($M)	Q2 01 ($M)	Q1 01 ($M)	12-Mth Trailing ($M)
Bell Canada							
Bell Canada Holdings		80%	**1,205**	1,285	1,202	1,173	4,865
Aliant	72.9	45% [5]	**121**	116	113	96	446
Bell ExpressVu		100%	**(70)**	(45)	(34)	(43)	(192)
Total Bell Canada			**1,256**	1,356	1,281	1,226	5,119
Bell Globemedia		70%	**25**	(9)	25	18	59
BCE Teleglobe		95%	**33**	36	23	28	120
BCE Emergis	62.0	65%	**23**	23	20	17	83
BCE Ventures [3]							
BCI	58.1	74%	**20**	20	21	2	63
CGI	120.0	32%	**30**	21	24	22	97
Telesat		100%	**52**	48	41	37	178
Other		100%	**8**	4	13	4	29
Total BCE Ventures			**110**	93	99	65	367
Corporate and other		100%	**(43)**	(43)	(39)	(34)	(159)
Total			**1,404**	1,456	1,409	1,320	5,589

Proportionate Net Debt and Preferreds

	Number of common * shares owned by BCE (M)	BCE* Ownership %	December 31 2001
Bell Canada			
Bell Canada Holdings		80%	**12,645**
Aliant [5]	72.9	45% [5]	**774**
ExpressVu		100%	**5**
Total Bell Canada			**13,424**
Bell Globemedia		70%	**500**
BCE Teleglobe		95%	**2,304**
BCE Emergis	62.0	65%	**(77)**
BCE Ventures			
BCI [6]	58.1	74%	**2,220**
CGI	120.0	32%	**(33)**
Telesat		100%	**440**
Other		100%	**1,370**
Total BCE Ventures			**3,997**
Corporate		100%	**(2,487)**
Total			**17,661**

Corporate Liquidity and Debt Investments Net of Debt and Preferred Shares Outstanding

	December 31 2001
Cash and cash equivalents	**242**
Nortel common shares at market	**154**
Bell Canada Holdings debt due to BCE	**3,791**
Preferred shares outstanding [7]	**(1,700)**
Total	**2,487**

Other Information

Twelve months ended December 31	**2001**	2000
Shares outstanding (M)	**808.5**	809.9
Shares issued (M)	**3.2**	175.2
Shares purchased for cancellation (M)	**4.5**	9.1
Book value ($/sh)	**19.41**	19.95

*At December 31, 2001

See accompanying notes on pages 19-20.

Bell Canada (1a) (2) (4)

Financial Information

(Millions of dollars, except where otherwise indicated)	Three months ended December 31 2001	Proforma 2000	% change	Twelve months ended December 31 2001	Proforma 2000	% change
Cash Baseline Income Statement						
Revenues						
Local and access	**1,654**	1,543	7.2%	**6,360**	6,019	5.7%
Long distance	**647**	698	(7.3%)	**2,651**	2,845	(6.8%)
Wireless	**493**	420	17.4%	**1,839**	1,515	21.4%
Data	**990**	854	15.9%	**3,559**	2,919	21.9%
Other	**645**	563	14.6%	**2,371**	2,197	7.9%
Total Bell Canada Holdings (including Aliant)	**4,429**	4,078	8.6%	**16,780**	15,495	8.3%
Bell ExpressVu	**133**	98	35.7%	**474**	305	55.4%
Total operating revenues	**4,562**	**4,176**	**9.2%**	**17,254**	**15,800**	**9.2%**
Cash operating expenses						
Bell Canada Holdings (including Aliant)	**2,655**	2,376	11.7%	**9,712**	8,837	9.9%
Bell ExpressVu	**203**	159	27.7%	**666**	443	50.3%
Total cash operating expenses	**2,858**	**2,535**	**12.7%**	**10,378**	**9,280**	**11.8%**
EBITDA						
Bell Canada Holdings (including Aliant)	**1,774**	1,702	4.2%	**7,068**	6,658	6.2%
Bell ExpressVu	**(70)**	(61)	(14.8%)	**(192)**	(138)	(39.1%)
Total EBITDA	**1,704**	**1,641**	**3.8%**	**6,876**	**6,520**	**5.5%**
Depreciation and amortization	**(705)**	(715)	1.4%	**(2,847)**	(2,772)	(2.7%)
Pension credit	**31**	19	63.2%	**128**	112	14.3%
Interest payments to third parties	**(236)**	(217)	(8.8%)	**(947)**	(809)	(17.1%)
Interest payments to BCE	**(42)**	(51)	17.6%	**(171)**	(219)	21.9%
Equity income and other (including non-controlling interest)	**(108)**	(37)	(191.9%)	**(228)**	(163)	(39.9%)
Cash baseline earnings before income taxes	**644**	**640**	**0.6%**	**2,811**	**2,669**	**5.3%**
Income taxes	**(289)**	(302)	4.3%	**(1,234)**	(1,207)	(2.2%)
Cash baseline earnings	**355**	**338**	**5.0%**	**1,577**	**1,462**	**7.9%**
Interest on equity settled notes	**(15)**	(15)	0.0%	**(59)**	(59)	0.0%
Preferred dividends	**(15)**	(10)	(50.0%)	**(55)**	(40)	(37.5%)
Cash baseline earnings applicable to common shares	**325**	**313**	**3.8%**	**1,463**	**1,363**	**7.3%**
Cash baseline contribution to BCE	**269**	**243**	**10.7%**	**1,157**	**1,072**	**7.9%**
Contribution to BCE net earnings	**(100)**	**204**	**(149.0%)**	**689**	**994**	**(30.7%)**

Net Debt and Preferreds

	31-Dec 2001
Bank indebtedness	**228**
Bell Canada operating level debt [8]	**13,878**
Debt and equity notes due from Bell [9]	**(2,405)**
Debt and equity notes due to BCE	**3,791**
Equity notes due to SBC	**314**
Total Bell Canada Holdings net debt	**15,806**
Net Debt - Aliant	**1,721**
Net Debt - Bell ExpressVu	**5**
Total	**17,532**

Other Balance Sheet Information

	31-Dec 2001
Consolidated common shareholders' equity	**6,365**

Other Information

For the periods ended December 31	Three months 2001	2000	Twelve months 2001	2000
Free cash flow [10]	**(104)**	(871)	**(1,092)**	(1,913)
Net capital expenditures	**1,099**	1,058	**4,632**	3,317

See accompanying notes on pages 19-20.

Bell Canada [1a] [2] [4]

Selected Historical Information

(Millions of dollars, except where otherwise indicated)	Q4 01	Q3 01	Q2 01	Q1 01	Total 2001	Proforma Q4 00	Proforma Q3 00	Proforma Q2 00	Proforma Q1 00	Proforma Total 2000
Cash Baseline Income Statement										
Revenues										
Local and access	**1,654**	1,635	1,590	1,481	6,360	1,543	1,521	1,492	1,463	6,019
Long distance	**647**	663	645	696	2,651	698	738	694	715	2,845
Wireless	**493**	490	447	409	1,839	420	406	355	334	1,515
Data	**990**	881	878	810	3,559	854	756	692	617	2,919
Other	**645**	551	573	602	2,371	563	561	574	499	2,197
Total Bell Canada Holdings (including Aliant)	4,429	4,220	4,133	3,998	16,780	4,078	3,982	3,807	3,628	15,495
Bell ExpressVu	133	117	115	109	474	98	81	68	58	305
Total operating revenues	**4,562**	**4,337**	**4,248**	**4,107**	**17,254**	**4,176**	**4,063**	**3,875**	**3,686**	**15,800**
Cash operating expenses										
Bell Canada Holdings (including Aliant)	2,655	2,357	2,380	2,320	9,712	2,376	2,214	2,175	2,072	8,837
Bell ExpressVu	203	162	149	152	666	159	103	96	85	443
Total cash operating expenses	**2,858**	**2,519**	**2,529**	**2,472**	**10,378**	**2,535**	**2,317**	**2,271**	**2,157**	**9,280**
EBITDA										
Bell Canada Holdings (including Aliant)	1,774	1,863	1,753	1,678	7,068	1,702	1,768	1,632	1,556	6,658
Bell ExpressVu	(70)	(45)	(34)	(43)	(192)	(61)	(22)	(28)	(27)	(138)
Total EBITDA	**1,704**	**1,818**	**1,719**	**1,635**	**6,876**	**1,641**	**1,746**	**1,604**	**1,529**	**6,520**
Depreciation and amortization	(705)	(715)	(732)	(695)	(2,847)	(715)	(699)	(689)	(669)	(2,772)
Pension credit	31	28	34	35	128	19	29	35	29	112
Interest payments to third parties	(236)	(236)	(242)	(233)	(947)	(217)	(194)	(197)	(201)	(809)
Interest payments to BCE	(42)	(42)	(43)	(44)	(171)	(51)	(59)	(59)	(50)	(219)
Equity income and other (including non-controlling interest)	(108)	(58)	(27)	(35)	(228)	(37)	(56)	(54)	(16)	(163)
Cash baseline earnings before income taxes	**644**	**795**	**709**	**663**	**2,811**	**640**	**767**	**640**	**622**	**2,669**
Income taxes	(289)	(368)	(291)	(286)	(1,234)	(302)	(334)	(280)	(291)	(1,207)
Cash baseline earnings	**355**	**427**	**418**	**377**	**1,577**	**338**	**433**	**360**	**331**	**1,462**
Interest on equity settled notes	(15)	(15)	(15)	(14)	(59)	(15)	(15)	(14)	(15)	(59)
Preferred dividends	(15)	(15)	(13)	(12)	(55)	(10)	(11)	(10)	(9)	(40)
Cash baseline earnings applicable to common shares	**325**	**397**	**390**	**351**	**1,463**	**313**	**407**	**336**	**307**	**1,363**
Cash baseline contribution to BCE	**269**	**310**	**306**	**272**	**1,157**	**243**	**318**	**267**	**244**	**1,072**
Contribution to BCE net earnings	**(100)**	**298**	**296**	**195**	**689**	**204**	**301**	**259**	**230**	**994**

See accompanying notes on pages 19-20.

Bell Canada [1a]

Operating Statistics*

	Three months ended December 31 2001	2000	% change	Twelve months ended December 31 2001	2000	% change
Wireline						
Network access service (k)						
Residential				**8,633**	8,642	(0.1%)
Business				**4,706**	4,719	(0.3%)
				13,339	13,361	(0.2%)
Estimated Local market share (%) - Bell Canada only						
Residential				**99.3%**	99.6%	(0.3 pts.)
Business				**89.8%**	92.8%	(3.0 pts.)
				95.8%	97.1%	(1.3 pts.)
Long Distance conversation minutes (M)	**4,804**	4,634	3.7%	**18,200**	17,898	1.7%
Estimated Long Distance market share (% based on revenues) - Bell Canada only				**63.6%**	62.0%	1.6 pts.
SmartTouch feature revenues ($M)	**230**	205	12.2%	**888**	784	13.3%
Data						
Data revenues ($M)						
Legacy [11]	**556**	563	(1.2%)	**2,176**	2,007	8.4%
Non-Legacy [12]	**434**	291	49.1%	**1,383**	912	51.6%
	990	854	15.9%	**3,559**	2,919	21.9%
Internet subscribers [13] (k)						
DSL High Speed Internet subscribers (k)				**757**	336	125.3%
Dial-up Internet subscribers (k)				**1,019**	847	20.3%
				1,776	1,183	50.1%
Wireless						
Cellular & PCS Net activations (k)						
Pre-paid	**88**	76	15.8%	**247**	199	24.1%
Post-paid	**186**	144	29.2%	**443**	396	11.9%
	274	220	24.5%	**690**	595	16.0%
Cellular & PCS subscribers (k)						
Pre-paid				**964**	717	34.4%
Post-paid				**2,496**	2,053	21.6%
				3,460	2,770	24.9%
Wireless ARPU ($/month)	**46**	48	(4.2%)	**46**	47	(2.1%)
Pre-paid	**12**	14	(14.3%)	**13**	13	-
Post-paid	**59**	60	(1.7%)	**58**	58	-
Post-paid churn (%) (average per month)	**1.8%**	1.4%	(0.4 pts.)	**1.5%**	1.5%	-
Usage per subscriber (min/month)	**190**	173	9.8%	**182**	161	13.0%
Estimated cost of acquisition [14] ($/sub) - Bell Mobility only	**350**	375	(6.7%)	**374**	385	(2.9%)
Browser hits (M) - Bell Mobility only	**81**	18	N.M.	**186**	41	N.M.
Paging						
Subscribers (k)				**715**	756	(5.4%)
ARPU ($/month)	**10**	11	(9.1%)	**10**	12	(16.7%)
DTH						
Total DTH subscribers (k)				**1,069**	722	48.1%
Net subscriber activations (k)	**139**	128	8.6%	**347**	306	13.4%
ARPS ($/month)	**44**	48	(8.3%)	**45**	47	(4.3%)
Churn[15] (%) (per quarter, year-to-date)	**2.1%**	2.1%	-	**10.3%**	11.0%	(0.7 pts.)

*Operating statistics are reported on a consolidated basis, except where otherwise noted.

N.M. : not meaningful

See accompanying notes on pages 19-20.

Bell Canada [1a]

Selected Historical Information

Operating Statistics*

	Q4 01	Q3 01	Q2 01	Q1 01	Total 2001	Proforma Q4 00	Proforma Q3 00	Proforma Q2 00	Proforma Q1 00	Proforma Total 2000
Wireline										
Network access service (k)										
Residential	**8,633**	8,648	8,576	8,652		8,642	8,602	8,530	8,581	
Business	**4,706**	4,736	4,721	4,723		4,719	4,726	4,656	4,609	
	13,339	13,384	13,297	13,375		13,361	13,328	13,186	13,190	
Estimated Local market share (%) - Bell Canada only										
Residential	**99.3%**	99.4%	99.5%	99.6%		99.6%	99.6%	99.6%	99.6%	
Business	**89.8%**	90.6%	90.8%	91.9%		92.8%	93.6%	94.4%	95.5%	
	95.8%	96.1%	96.3%	96.8%		97.1%	97.4%	97.7%	98.2%	
Long Distance conversation minutes (M)	**4,804**	4,400	4,498	4,498	18,200	4,634	4,372	4,464	4,428	17,898
Estimated Long Distance market share (% based on revenues) - Bell Canada only	**63.6%**	64.1%	63.2%	61.5%		62.0%	63.5%	62.3%	61.2%	
SmartTouch feature revenues ($M)	**230**	226	224	208	888	205	199	192	188	784
Data										
Data revenues ($M)										
Legacy [11]	**556**	546	540	534	2,176	563	505	481	458	2,007
Non-Legacy [12]	**434**	335	338	276	1,383	291	251	211	159	912
	990	881	878	810	3,559	854	756	692	617	2,919
Internet subscribers [13] (k)										
DSL High Speed Internet subscribers (k)	**757**	625	529	466		336	222	141	92	
Dial-up Internet subscribers (k)	**1,019**	1,002	968	946		847	761	711	679	
	1,776	1,627	1,497	1,412		1,183	983	852	771	
Wireless										
Cellular & PCS Net activations (k)										
Pre-paid	**88**	48	53	58	247	76	22	51	50	199
Post-paid	**186**	103	98	56	443	144	119	134	(1)	396
	274	151	151	114	690	220	141	185	49	595
Cellular & PCS subscribers (k)										
Pre-paid	**964**	876	828	775		717	641	619	568	
Post-paid	**2,496**	2,310	2,207	2,109		2,053	1,909	1,790	1,656	
	3,460	3,186	3,035	2,884		2,770	2,550	2,409	2,224	
Wireless ARPU ($/Month)	**46**	49	46	44	**46**	48	49	45	45	47
Pre-paid	**12**	14	12	13	**13**	14	14	13	13	13
Post-paid	**59**	62	59	55	**58**	60	61	57	55	58
Post-paid churn (%) (average per month)	**1.8%**	1.5%	1.4%	1.3%	**1.5%**	1.4%	1.3%	1.5%	2.0%	1.5%
Usage per subscriber (min/month)	**190**	184	190	161	**182**	173	168	156	145	161
Estimated cost of acquisition [14] ($/sub) - Bell Mobility only	**350**	395	385	380	**374**	375	363	386	451	385
Browser hits (M) - Bell Mobility only	**81**	41	36	28	**186**	18	12	8	3	41
Paging										
Subscribers (k)	**715**	733	755	759		756	731	723	709	
ARPU ($/month)	**10**	10	10	11	**10**	11	11	12	12	12
DTH										
Total DTH subscribers (k)	**1,069**	930	847	796		722	594	526	469	
Net subscriber activations (k)	**139**	83	51	74	347	128	68	57	53	306
ARPS ($/month)	**44**	44	46	47	45	48	46	47	46	47
Churn[15] (%) (per quarter, year-to-date)	**2.1%**	3.1%	2.6%	2.4%	10.3%	2.1%	2.8%	2.5%	3.5%	11.0%

* Operating statistics are reported on a consolidated basis, except where otherwise noted.

See accompanying notes on pages 19-20.

Bell Globemedia [1b] [2]

Financial Information

(Millions of dollars, except otherwise indicated)	Three months ended December 31 2001	Proforma 2000	% change	Twelve months ended December 31 2001	Proforma 2000	% change
Income Statement Data						
Revenues						
Advertising	**263**	261	0.8%	**860**	843	2.0%
Subscriber	**67**	61	9.8%	**259**	242	7.0%
Production and Sundry	**24**	26	(7.7%)	**84**	86	(2.3%)
Total Revenues	**354**	**348**	**1.7%**	**1,203**	**1,171**	**2.7%**
EBITDA	**43**	**69**	**(37.7%)**	**108**	**147**	**(26.5%)**
Cash baseline contribution to BCE	**14**	**14**	-	**7**	**8**	**(12.5%)**
Contribution to BCE net earnings	**(25)**	**(16)**	**(56.3%)**	**(150)**	**(78)**	**(92.3%)**
Operating Statistics						
Bell Globemedia Interactive *						
Page views (in millions)	**1,125**	731	53.9%	**3,950**	1,941	N.M.
Unique visitors per month (in millions) **	**9.8**	N/A	N.M.			

Selected Historical Information

(Millions of dollars, except where otherwise indicated)	Q4 01	Q3 01	Q2 01	Q1 01	Total 2001	Proforma Q4 00	Proforma Q3 00	Proforma Q2 00	Proforma Q1 00	Proforma Total 2000
Income Statement Data										
Revenues										
Advertising	**263**	163	213	221	860	261	168	216	198	843
Subscriber	**67**	64	63	65	259	61	61	61	59	242
Production and Sundry	**24**	19	21	20	84	26	22	19	19	86
Total Revenues	**354**	**246**	**297**	**306**	**1,203**	**348**	**251**	**296**	**276**	**1,171**
EBITDA	**43**	**(6)**	**41**	**30**	**108**	**69**	**(4)**	**54**	**28**	**147**
Cash baseline contribution to BCE	**14**	**(16)**	**6**	**3**	**7**	**14**	**(13)**	**10**	**(3)**	**8**
Contribution to BCE net earnings	**(25)**	**(52)**	**(40)**	**(33)**	**(150)**	**(16)**	**(42)**	**(20)**	**-**	**(78)**
Operating Statistics										
Bell Globemedia Interactive*										
Page views (in millions)	**1,125**	972	1,000	853	3,950	731	587	463	160	1,941
Unique visitors per month (in millions) **	**9.8**	8.5	N/A	N/A		N/A	N/A	N/A	N/A	
Sympatico-Lycos **										
Unique visitors per month (in millions)	**N/A**	N/A	7.8	7.8		6.8	6.4	3.5	-	
Globe Interactive **										
Unique visitors per month (in millions)	**N/A**	N/A	1.2	1.0		0.9	N/A	N/A	N/A	

*As of July 1, 2001, Bell Globemedia Interactive combines all interactive new media initiatives across the company including Sympatico-Lycos, Globe Interactive, CTV Interacitve and the new media initiatives of the former Netstar group of properties. In the fourth quarter unique visitors are based on a survey of Canadian homes and businesses. Third quarter figures were based on Canadian homes only.
** Source: Media Metrix
N.M. : not meaningful

See accompanying notes on pages 19 - 20.

BCE Teleglobe (1c) (2)

Financial Information

(Millions of dollars, except where otherwise indicated)	Three months ended December 31 2001	Proforma 2000	% change	Twelve months ended December 31 2001	Proforma 2000	% change
Income Statement Data						
Gross revenues:						
Voice	**373**	348	7.2%	**1,452**	1,490	(2.6%)
Data and hosting	**153**	158	(3.2%)	**613**	523	17.2%
Total gross revenues	**526**	**506**	**4.0%**	**2,065**	**2,013**	**2.6%**
Net operating revenues:						
Voice	89	78	14.1%	**382**	333	14.7%
Data and hosting	129	158	(18.4%)	**574**	523	9.8%
Total net operating revenues	**218**	**236**	**(7.6%)**	**956**	**856**	**11.7%**
Network expenses	97	91	6.6%	**394**	368	7.1%
Selling, general and administration expenses	**86**	117	(26.5%)	**436**	440	(0.9%)
EBITDA	**35**	**28**	**25.0%**	**126**	**48**	**162.5%**
Cash baseline contribution to BCE	**(7)**	**(8)**	**12.5%**	**(70)**	**(145)**	**51.7%**
Contribution to BCE net earnings	**(158)**	**(182)**	**13.2%**	**(607)**	**(237)**	**(156.1%)**

Selected Historical Information

(Millions of dollars, except otherwise indicated)	Q4 01	Q3 01	Q2 01	Q1 01	Total 2001	Q4 00	Proforma Q3 00	Q2 00	Q1 00	Total 2000
Income Statement Data										
Gross revenues:										
Voice	**373**	352	374	353	1,452	348	373	375	394	1,490
Data and hosting	**153**	139	168	153	613	158	145	113	107	523
Total gross revenues	**526**	**491**	**542**	**506**	**2,065**	**506**	**518**	**488**	**501**	**2,013**
Net operating revenues:										
Voice	89	87	108	98	382	78	73	79	103	333
Data and hosting	129	134	163	148	574	158	145	113	107	523
Total net operating revenues	**218**	**221**	**271**	**246**	**956**	**236**	**218**	**192**	**210**	**856**
Network expenses	97	85	111	101	394	91	95	93	89	368
Selling, general and administration expenses	86	98	136	116	436	117	104	108	111	440
EBITDA	**35**	**38**	**24**	**29**	**126**	**28**	**19**	**(9)**	**10**	**48**
Cash baseline contribution to BCE	**(7)**	**(14)**	**(46)**	**(3)**	**(70)**	**(8)**	**(42)**	**(47)**	**(48)**	**(145)**
Contribution to BCE net earnings	**(158)**	**(186)**	**(147)**	**(116)**	**(607)**	**(182)**	**(39)**	**(10)**	**(6)**	**(237)**

Operating Statistics

	Q4 01	Q3 01	Q2 01	Q1 01	Total 2001	Q4 00	Q3 00	Q2 00	Q1 00	Total 2000
Voice										
Minutes (millions)	**1,988**	1,850	1,868	1,669	7,375	1,759	1,785	1,728	1,584	6,856

GlobeSystem Deployment

	Dec. 31 2001	Sept.30 2001	Jun.30 2001	Mar.31 2001	Dec.31 2000
Fibre capacity (lambda route miles)	**80,000**	63,494	34,060	15,915	5,853
Full service POPs	**39**	30	30	30	29

	Q4 01	Q3 01	Q2 01	Q1 01	Total 2001	Q4 00	Q3 00	Q2 00	Q1 00	Total 2000
Net capital expenditures ($M)	**998**	386	669	164	2,217	400	228	92	76	796

See accompanying notes on pages 19-20.

BCE Emergis [1d]

Financial Information

(Millions of dollars, except where otherwise indicated)	Three months ended December 31 2001	2000	% change	Twelve months ended December 31 2001	2000	% change
Income Statement Data						
Revenues:						
Canadian Business Unit	**82**	68	20.6%	**296**	234	26.5%
U.S. Business Unit	**16**	8	100.0%	**53**	24	N.M.
eHealth Business Unit	**83**	65	27.7%	**307**	210	46.2%
Total Revenues	**181**	**141**	**28.7%**	**656**	**468**	**40.2%**
Operating expenses	**146**	117	24.8%	**529**	393	34.6%
EBITDA	**35**	**24**	**46.7%**	**127**	**75**	**69.3%**
Cash baseline contribution to BCE	**9**	**10**	**(10.0%)**	**38**	**16**	**137.5%**
Contribution to BCE net earnings	**(45)**	**(64)**	**29.7%**	**(281)**	**(209)**	**(34.4%)**
Other Selected Data						
Revenues by geographic mix:						
Canada	**111**	85	30.6%	**386**	300	28.7%
United States	**70**	56	25.0%	**269**	163	65.0%
Other	**-**	-	N.M	**1**	5	(80.0%)
	181	141	28.7%	**656**	468	40.2%

Selected Historical Information

(Millions of dollars, except otherwise indicated)	Q4 01	Q3 01	Q2 01	Q1 01	Total 2001	Q4 00	Q3 00	Q2 00	Q1 00	Total 2000
Income Statement Data										
Revenues:										
Canadian Business Unit	**82**	76	72	66	296	68	65	52	49	234
U.S. Business Unit	**16**	20	10	7	53	8	5	6	5	24
eHealth Business Unit	**83**	77	77	70	307	65	64	62	19	210
Total Revenues	**181**	**173**	**159**	**143**	**656**	**141**	**134**	**120**	**73**	**468**
Operating expenses	**146**	138	128	117	529	117	108	100	68	393
EBITDA	**35**	**35**	**31**	**26**	**127**	**24**	**26**	**20**	**5**	**75**
Cash baseline contribution to BCE	**9**	**12**	**11**	**6**	**38**	**10**	**3**	**6**	**(3)**	**16**
Contribution to BCE net earnings	**(45)**	**(70)**	**(75)**	**(91)**	**(281)**	**(64)**	**(63)**	**(54)**	**(28)**	**(209)**
Other Selected Data										
Revenues by geographic mix:										
Canada	**111**	98	89	88	386	85	82	68	65	300
United States	**70**	74	70	55	269	56	51	50	6	163
Other	**-**	1	-	-	1	-	1	2	2	5
	181	173	159	143	656	141	134	120	73	468

N.M. : not meaningful

See accompanying notes on pages 19-20.

BCE Ventures (1e) (2) (3)

Financial Information

(Millions of dollars, except otherwise indicated)	Three months ended December 31 2001	Proforma 2000	% change	Twelve months ended December 31 2001	Proforma 2000	% change
Revenues						
BCI	209	112	86.6%	609	452	34.7%
CGI	169	147	15.0%	657	601	9.3%
Telesat	96	79	21.5%	321	298	7.7%
Other	24	20	20.0%	83	78	6.4%
Total Revenues	498	358	39.1%	1,670	1,429	16.9%
EBITDA						
BCI	27	(5)	N.M.	86	30	N.M.
CGI	30	15	100.0%	97	65	49.2%
Telesat	52	43	20.9%	178	156	14.1%
Other	8	5	60.0%	29	4	N.M.
EBITDA	117	58	101.7%	390	255	52.9%
Cash Baseline Contribution to BCE						
CGI	11	6	83.3%	38	27	40.7%
Telesat	12	19	(36.8%)	46	51	(9.8%)
Other	(15)	(6)	N.M.	(65)	(26)	N.M.
Cash Baseline Contribution to BCE	8	19	(57.9%)	19	52	(63.5%)
Contribution to BCE net earnings						
Contribution to BCE net earnings	(24)	(13)	N.M	(2,177)	(361)	N.M.

Selected Historical Information

(Millions of dollars, except where otherwise indicated)	Q4 01	Q3 01	Q2 01	Q1 01	Total 2001	Proforma Q4 00	Proforma Q3 00	Proforma Q2 00	Proforma Q1 00	Proforma Total 2000
Revenues										
BCI	209	149	163	88	609	112	104	118	118	452
CGI	169	166	168	154	657	147	138	147	169	601
Telesat	96	80	74	71	321	79	74	73	72	298
Other	24	17	26	16	83	20	21	19	18	78
Total Revenues	498	412	431	329	1,670	358	337	357	377	1,429
EBITDA										
BCI	27	27	29	3	86	(5)	(5)	14	26	30
CGI	30	21	24	22	97	15	13	13	24	65
Telesat	52	48	41	37	178	43	39	37	37	156
Other	8	4	13	4	29	5	3	(3)	(1)	4
EBITDA	117	100	107	66	390	58	50	61	86	255
Cash Baseline Contribution to BCE										
CGI	11	8	8	11	38	6	4	6	11	27
Telesat	12	11	7	16	46	19	15	8	9	51
Other	(15)	(23)	(12)	(15)	(65)	(6)	(6)	(9)	(5)	(26)
Cash Baseline Contribution to BCE	8	(4)	3	12	19	19	13	5	15	52
Contribution to BCE net earnings										
Contribution to BCE net earnings	(24)	(170)	(83)	(1,900)	(2,177)	(13)	(178)	(100)	(70)	(361)

N.M. : not meaningful

See accompanying notes on pages 19-20.


BCE
Bell Canada
Enterprises

Reconciliation of net (loss) earnings

(Millions of dollars, except where otherwise indicated)	Three months ended December 31 2001	2000	Twelve months ended December 31 2001	2000
Cash baseline earnings to common shares	**321**	305	**1,270**	1,228
Bell Canada:				
Restructuring and other charges	**(347)**	-	**(461)**	-
Goodwill expense	**(17)**	(19)	**(70)**	(86)
Other	**(5)**	(22)	**63**	(19)
Bell Globemedia:				
Goodwill expense	**(37)**	(33)	**(145)**	(100)
Other	**(2)**	-	**(12)**	-
BCE Teleglobe:				
Goodwill expense	**(102)**	(60)	**(411)**	(60)
Restructuring and other charges	**(49)**	(6)	**(126)**	(37)
ORBCOMM - Discontinued operations	**-**	-	**-**	(80)
BCE Emergis:				
Goodwill expense	**(75)**	(79)	**(322)**	(214)
Other	**21**	5	**3**	(11)
BCE Ventures:				
Excel - discontinued operations [(3)(16)]	**-**	(6)	**(2,116)**	(19)
Bell Canada International	**(47)**	(97)	**(268)**	185
Goodwill expense	**(3)**	(5)	**(22)**	(25)
Other	**18**	18	**210**	(3)
Corporate:				
Gain on sale of Nortel Networks shares & settlement of short-term contracts	**-**	-	**2,901**	-
Nortel Networks - discontinued operations	**-**	-	**-**	4,055
Other	**(2)**	(32)	**(35)**	(32)
Baseline adjustments	**(647)**	(336)	**(811)**	3,554
Net (loss) earnings applicable to common shares	**(326)**	(31)	**459**	4,782
Net (loss) earnings per common share - $/sh	**$ (0.40)**	$ (0.04)	**$ 0.57**	$ 7.43
Average number of common shares outstanding (millions)	**808.5**	746.1	**807.9**	670.0

Alternative Earnings Measures

Cash baseline earnings, EBITDA and pro forma results do not have a standardized meaning prescribed by Canadian Generally Accepted Accounting Principles (GAAP) and therefore may not be comparable to similar measures presented by other publicly traded companies.

BCE uses EBITDA and cash baseline earnings, which are non-GAAP measures, to assess the operating performance of its on-going businesses. Moreover, BCE has reported pro forma 2000 results in addition to statutory 2000 results, to reflect specific, significant transactions on a complete year basis.

Effective in the first quarter of 2002, BCE will no longer report on a cash baseline earnings basis.

Cash baseline earnings represent net earnings applicable to common shares after baseline adjustments. Baseline adjustments include (on an after-tax basis) BCE's share of: net gains on disposal of investments; discontinued operations; restructuring and other charges; goodwill expense; results of Bell Canada International Inc. (BCI); gains on reduction of ownership in subsidiary and significantly influenced companies; and amortization of purchased in-process research and development expense. Each of the items listed above were excluded because they were considered to be of a non-operational nature.

EBITDA is defined as earnings before interest, taxes, depreciation and amortization, as well as any non-recurring items (i.e. revenues less operating expenses).

Pro forma results reported by BCE adjust BCE's statutory 2000 results to give effect to the following transactions (as of January 1, 2000): the acquisition of Teleglobe Inc. in November 2000, the acquisition of CTV in April 2000 (consolidated starting December 2000) and the acquisition of The Globe and Mail and Globe Interactive in January 2001.

See accompanying notes on pages 19-20.


BCE
Bell Canada
Enterprises

Accompanying Notes

(1) BCE centers its activities around four core operating businesses: Bell Canada (Canadian connectivity); Bell Globemedia (content), BCE Teleglobe (global connectivity); and BCE Emergis (commerce). All other non-core investments are combined in BCE Ventures.

(a) Bell Canada

- Bell Canada provides an integrated platform of domestic telecommunications services including voice, data, wireline, wireless, directory communications and satellite entertainment to Canadian customers.

- This segment reflects the consolidation of:
  - Bell Canada Holdings (BCH) (80%): BCH results reflect the consolidation of Bell Canada (100%) and its wholly-owned subsidiaries, mainly, Bell Mobility, BCE Nexxia Inc. and Bell ActiMedia Inc. In addition, BCH holds interests in Bell Intrigna (33.3%) and Manitoba Telecom Services Inc. (21.7% on a fully diluted basis) which are accounted for using the equity method, and Teleglobe (23%) which is accounted for at cost;
  - Aliant (approximately 39% held by Bell Canada and approximately 14% held by BCE Inc.); and
  - Bell ExpressVu Limited Partnership (100%).

(b) Bell Globemedia (BGM)

- BGM is a Canadian multi-media company in the fields of broadcasting, print and the Internet. BGM provides integrated information, communications and entertainment services to Canadian customers and access to distinctive Canadian content that allows the creation of unique destinations for Internet users through various portal properties.

- BCE holds a 70.1% interest in BGM and therefore consolidates its results. BGM's main activities are centered around CTV Inc. (100%), Globe and Mail (100%), Globe Interactive (100%) and Sympatico-Lycos (71%).

(c) BCE Teleglobe

- This segment represents Teleglobe Communications group. BCE Teleglobe provides, on a worldwide basis, a broad portfolio of voice, data and Internet services including connectivity services, hosting services and content distribution to Internet service providers, Internet content providers, application service providers, carriers and global enterprises.

- BCE holds an effective 95.4% ownership in Teleglobe (approximately 23% held by Bell Canada of which BCE indirectly owns 80% and approximately 77% held directly by BCE Inc.) and therefore consolidates BCE Teleglobe's results.

(d) BCE Emergis

- Represents BCE Emergis Inc. BCE Emergis focuses its activities in three business units (Canadian, US and eHealth), offering a full suite of products to companies in transaction-intensive eHealth and financial services sectors.

- BCE Emergis Inc. is 65% owned by BCE and financial results are consolidated.

(e) BCE Ventures

- Represents investments in a diverse group of companies which provide services to customers worldwide.

- This segment consolidates BCE's interests in BCI (73.7%), Telesat Canada (100%), TMI Communications and Company Limited Partnership (100%), Bimcor Inc. (100%), BCE Capital Inc. (100%) and TeleReal Inc. (100%), as well as, CGI (31.6%) on a proportionate basis and Look Communications Inc. (25.3%) at cost.

(2) For comparative purposes, financial results for 2000 have been reported on a proforma basis to reflect full year consolidation of CTV (including Netstar), The Globe and Mail and Globe Interactive in the Bell GlobeMedia segment as well as BCE Teleglobe. The acquisition of Teleglobe Inc. consisted of Teleglobe Communications group (reported in the BCE Teleglobe segment), Excel Communications group (see note 3) and Look (reported in the BCE Ventures segment). In 2000, Teleglobe Inc.'s corporate expenses were reported in the BCE Teleglobe segment.

BCE Inc.

Accompanying Notes (continued)

(3) Discontinued Operations

- BCI: Prior period figures have been restated to reflect BCI's discontinued operations in its Asia Mobile segment comprised primarily of KG Telecommunications Co. Ltd. and its Latin America Competitive Local Exchange Carriers business segment, comprising primarily of Axtel S.A. de C.V., Vésper S.A., Vésper Sao Paulo S.A. and Vento S.A. Ltda.

- Excel: On August 26, 2001, BCE Inc. announced the signing of definitive agreements for the sale of Excel's North American assets to VarTec Telecom Inc. (VarTec) and the discontinuance of Excel's U.K. operations. Consequently, Excel's results are now reported as discontinued operations. Figures for 2000 have been restated to exclude Excel's cash baseline earnings from the BCE Teleglobe segment, with the exception of interest expense related to Excel's debt which will not be assumed by VarTec, as well as Excel's revenues and EBITDA, previously reported in the BCE Ventures segment. Figures for 2001 have been restated to exclude Excel's results from BCE Ventures, except for any interest expense related to Excel's debt (allocated from Teleglobe Inc.) which remains within the BCE Ventures segment.

(4) Bell Canada prior period figures have been restated to reflect Bell Canada's 23% equity interest in Teleglobe Inc.'s earnings in the BCE Teleglobe segment.

(5) Represents 80% of Bell Canada's 39.1% (53.7M shares) interest and 100% of BCE's 13.9% interest (19.2M shares).

(6) After giving proforma effect to the reorganization and recapitalization plan at BCI, the proportionate net debt would be $1,796 million.

(7) Includes Series P Retractable preferred shares of $400 million, which are reflected in other long-term liabilities on the financial statements.

(8) Represents the debt, equity settled notes and preferred shares at the Bell Canada operating level.

(9) Represents the debt and equity settled notes at the Bell Canada operating level due to BCH.

(10) Represents cash from operating activities plus or minus cash from investing activities (including capital expenditures) less dividends paid.

(11) Legacy data revenues include digital transmission services such as MEGALINK™, network access for Integrated Services Digital Network (ISDN) and Data, as well as, competitive network services and the sale of inter-networking equipment.

(12) Non-legacy data revenues include national and regional IP data, Internet and e-commerce services.

(13) DSL High Speed Internet subscribers include consumer, business and wholesale. Dial-up Internet subscribers include consumer and business.

(14) Includes an allocation of selling costs from Bell Canada and excludes costs of migrating from analog to digital.

(15) Churn is now calculated excluding buyer's remorse. Prior periods have been restated.

(16) In March 2001, after completion of an assessment of the carrying value of BCE's investment in Excel, an impairment charge in the amount of $2,049 million was recorded. The assets of Excel were written down to their estimated net recoverable amount, which was determined using the undiscounted net future cash flows to be generated by these assets. The primary factor contributing to the impairment was a lower than expected operating profit due to a reduction in Excel's forecasted minute volumes and average revenue per minute, which were expected to continue in the foreseeable future. As a result of this impairment charge, goodwill was reduced by $1,621 million and capital and other assets were reduced by $428 million.


BCE
Bell Canada
Enterprises

BCE Inc.

CAUTIONARY STATEMENT CONCERNING FORWARD-LOOKING STATEMENTS

Certain statements made in this document which describe BCE's or its subsidiaries' intentions, expectations or predictions, are forward-looking statements and are subject to important risks and uncertainties. The results or events predicted in these statements could differ materially from actual results or events.

Factors which could cause results or events to differ materially from current expectations include, among other things:

- the duration and extent of the current economic downturn;
- current negative trends in global market and economic conditions which impact the demand for, and costs of, products and services;
- the financial condition and credit risk of customers and uncertainties regarding collectibility of receivables;
- the rate of decline of prices for data and voice services;
- uncertainty as to whether BCE's strategies (including its convergence, billing and bundling strategies) will yield the expected benefits, synergies and growth prospects;
- the intensity of competitive activity and its resulting impact on the ability to retain existing, and attract new, customers and the consequent impact on pricing strategies, revenues and network capacity;
- the level of expenditures necessary to expand operations, increase the number of customers, provide new services, build and update networks and maintain or improve quality of service;
- the availability and cost of capital required to fund capital and other expenditures;
- the ability to dispose of or monetize assets;
- the ability to increase revenues from business segments other than voice services (such as data and Internet services);
- loss, and delays in deployment, of network capacity or other interruption in service resulting from the failure by key suppliers to continue to provide to BCE Teleglobe network capacity;
- the Internet economy growing at a slower pace than is currently anticipated;
- the ability to deploy new technologies and offer new products and services rapidly and achieve market acceptance thereof;
- stock market volatility;
- the availability of, and ability to retain, key personnel;
- the impact of adverse changes in laws or regulations or of adverse regulatory initiatives or proceedings;
- the impact of the CRTC's decision concerning the review of the price caps regime for local services expected early in 2002;
- the final outcome of pending or future litigation;
- Bell Canada International (BCI) and Telecom Américas completing their currently proposed recapitalization transactions and reorganization, respectively;
- BCI's ability to meet its ongoing financial obligations as they become due; and
- the risk that the transaction for the sale of the North American operations of Excel to VarTec Telecom will not close.

For additional information with respect to certain of these and other factors, see the Safe Harbor Notice Concerning Forward-Looking Statements dated December 12, 2001 filed by BCE under Form 6-K with the U.S. Securities and Exchange Commission and with the Canadian securities commissions. The forward-looking statements contained in this document represent BCE's expectations as of January 23, 2002 and, accordingly, are subject to change after such date. However, BCE disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. Furthermore, forward-looking statements contained in this document do not reflect the potential impact of any mergers, acquisitions, other business combinations or divestitures that may be announced or completed after January 23, 2002.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BCE Inc.



Michael T. Boychuk
Corporate Treasurer

Date: January 23, 2002